Exhibit 99

Company Overview

Magna, the most diversified global automotive supplier, designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks.

Our capabilities include:

•                  interior systems

•                  seating systems

•                  closure systems

•                  metal body and chassis systems

•                  vision systems

•                  electronic systems

•                  exterior systems

•                  powertrain systems

•                  roof systems

•                  complete vehicle engineering and assembly

Magna has approximately 84,000 employees in 241 manufacturing operations and 62 product development and engineering centres in 23 countries.

Financial Highlights

2007

Sales

(U.S.$ Billions)

Operating Income

(U.S.$ Millions)

Net Income

(U.S.$ Millions)

Diluted Earnings Per Share

(U.S.$)

Global Operations

(As of December 2007)

Total Number of Employees

(As of December 2007)

Operating Principles

Magna’s entrepreneurial corporate culture, highlighted in the principles shown here, is the reason for Magna’s success and our greatest competitive advantage.

Decentralized Operating Structure

Magna’s manufacturing divisions operate as independent profit centres aligned by geographic region in each of our product areas. This decentralized structure prevents bureaucracy and makes Magna more responsive to customer needs and changes within the global automotive industry, as well as within specific regions.

Employee Involvement

By keeping operating units relatively small and flexible, Magna fosters greater employee involvement and initiative. This environment also allows Magna to recognize and reward individuals’ contributions and maintain open communication.

Entrepreneurial Managers

Entrepreneurial, hands-on managers with strong tooling, engineering and manufacturing backgrounds run Magna’s division. Divisions managers are responsible for ensuring profitability, achieving customer satisfaction and upholding the principles of the Magna Employee’s Charter.

Employee Profit Sharing and Ownership

Through the Equity Participation and Profit Sharing Program, employees receive ten percent of Magna’s qualifying annual profits before tax. As part-owners working in an environment where productivity is rewarded, Magna employees are motivated to produce quality products at competitive prices.

Magna’s capabilities include:

Metal Body and Chassis Systems

Cosma International

•      Body Systems

•      Chassis Systems

•      Technology, Engineering & Tooling Systems

Complete Vehicle Engineering and Assembly

Magna Steyr

•      Complete Vehicle Engineering & Assembly

•      Fuel Systems

•      Space Technology

Seating Systems

Intier Automotive Seating

•      Complete Seating Solutions

•      Seat Mechanisms

Vision Systems

Magna Donnelly

•      Interior Mirrors

•      Exterior Mirrors

•      Actuators

•      Camera Vision Systems

Powertrain Systems

Magna Powertrain

•      Engine

•      Transmission

•      AWD/4x4 Systems

•      Drive & Axle Systems

•      Mechatronics

•      Engineering Services & System Integration

Closure Systems

Magna Closures

•      Door Modules

•      Window Systems

•      Power Closure Systems

•      Latching Systems

•      Handle Assemblies

•      Driver Controls

Exterior Systems

Decoma International

•      Front & Rear End Fascia Systems

•      Greenhouse & Sealing Systems

•      Exterior Trim

•      Vehicle Enhancement Packages

•      Plastic Body Panels

Interior Systems

Intier Automotive Interiors

•      Sidewall & Trim Systems

•      Cockpit Systems

•      Cargo Management Systems

•      Overhead Systems

•      Carpet & Loadspace Systems

•      Sun Visors

Electronic Systems

Magna Electronics

•      Driver Assistance & Safety Systems

•      Electromechanical & Power Systems

•      Body Electronics

•      Lighting Systems

•      Engine Electronics & Liquid Sensors

Roof Systems

Magna Car Top Systems

•      Panoramic Roof Modules

•      Soft Tops

•      Retractable Hard Tops

•      Removable Roof Panels

Magna International Inc.
Financial Review and Other Information
2007

The Chairman’s Message	1
The Magna Corporate Constitution	2
The Magna Employee’s Charter	3
Management’s Message to Shareholders	4

Financial Review and Other Information

Management’s Discussion and Analysis of Results of Operations and Financial Position	6
Management’s Responsibility for Financial Reporting	37
Independent Auditors’ Report on Financial Statements	38
Independent Auditors’ Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States)	39
Consolidated Statements of Comprehensive Income	40
Consolidated Statements of Retained Earnings	41
Consolidated Statements of Cash Flows	41
Consolidated Balance Sheets	42
Notes to Consolidated Financial Statements	43
Supplementary Financial and Share Information	77
Corporate Directory	Inside Back Cover

Frank Stronach

Chairman of the Board

The Chairman’s Message

As Magna celebrated its 50th anniversary in 2007, we laid the foundation for success in the years ahead in three important ways. First, we completed the arrangement involving Magna and Russian Machines, which was approved by shareholders last August, in order to set Magna on course for further growth outside of our traditional markets. Second, together with the Canadian Auto Workers (CAW), we entered into the Framework of Fairness Agreement – a unique set of principles which balances the needs of employees and business and which represents a new, non-confrontational labour relations model. Finally, we continued our pursuit of advanced technologies through innovative programs and development of a centre for technological innovation.

Russian Machines. I see enormous opportunities for Magna in Russia, which is one of the world’s major emerging markets. Russia’s economy is growing rapidly, its income level is increasing, demand for new cars is strong and the automotive industry in Russia is developing. Magna has extensive manufacturing capabilities and advanced technical know-how and thereby we believe this is a great opportunity for us to participate in the growing Russian automotive market. The access to the Russian market and domestic OEMs offered to us through our strategic partner, Russian Machines, together with our own contacts at North American, Western European and Asian OEMs operating or opening facilities in Russia, should give Magna a significant advantage in realizing the opportunities in that market – with domestic OEMs and foreign-based ones as well.

Framework of Fairness. Competition from automakers in new and emerging markets will pose a great challenge to the more mature and established automotive industries of North America and Western Europe. The North American auto industry, in particular, continues to struggle with a number of structural problems. While recent agreements between the North American-based OEMs and the UAW have improved the situation, I believe further steps are necessary to further improve the global competitiveness of the North American-based OEMs in the face of intensified competition.

One such step is the groundbreaking Framework of Fairness Agreement that Magna signed with the CAW in October of last year. I believe this new labour relations model based on social economic justice can serve as a prototype for the future of management/labour relations within the North American automotive industry – one that will allow it to become more efficient and more competitive, with the ultimate goal that we protect jobs and improve the living standards of employees.

Advanced Technologies. Going forward, our success will depend in large part on our ability to develop new, highly advanced technologies that enhance the vehicles being produced by our customers. To achieve this goal, we are further involving our employees in a new program designed to bring forward innovative new ideas, with the objective of developing commercially successful new products. We want to win the hearts and minds of employees so that they will not only work hard but also think about new and innovative ways to make a better product for a better price. We will also open a new Centre of Innovation in North America that will identify, develop and train Magna’s next generation of managers while also incubating new products and technologies that will eventually be spun out into new Magna manufacturing divisions.

In closing, I wish to thank Basic Element, the parent company of Russian Machines, and its founder and Chairman, Oleg Deripaska. Their investment in our company is a sign of the strong confidence they have in our technologies, capabilities and people. I am very optimistic that this arrangement will be beneficial for both Magna and Russian Machines, as well as for Magna shareholders and for our employees. The culture, business philosophies, and operating principles that have been the cornerstone of Magna’s success for the past 50 years will be preserved under the terms of this agreement and will continue to be the driving force of Magna’s growth in the years ahead. I also wish to thank Buzz Hargrove, President of the Canadian Auto Workers, and his entire team, for the leadership they showed by agreeing to partner with us in creating a new labour relations model through the Framework of Fairness. Finally, I wish to thank our employees, managers, shareholders and customers for their participation in our success. More than 50 years after opening our first tool shop in a rented garage, we are still growing, and with the actions we are taking today, we are charting a course for even greater growth in the years ahead.

/s/ Frank Stronach

Frank Stronach
Chairman of the Board

The Magna Corporate Constitution

EmPlOYee EqUItY and PrOfIt PartICIPatIOn

Ten percent of Magna’s profit before tax will be allocated to employees.
These funds will be used for the purchase of Magna shares in trust for employees and for cash distributions to employees, recognizing length of service.

SharehOlder PrOfIt PartICIPatIOn

Magna will distribute, on average, not less than 20 percent of its annual net profit after tax to shareholders.

Management PrOfIt PartICIPatIOn

To obtain long-term contractual commitment from senior management, Magna provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of its profit before tax.

ReSearCh and DeVelOPment

Magna will allocate a minimum of seven percent of its profit before tax for research and development to ensure its long-term viability.

SOCIal ReSPOnSIbIlItY

Magna will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational and political purposes to support the basic fabric of society.

MInImUm PrOfIt PerfOrmanCe

Management has an obligation to produce a profit. If Magna does not generate a minimum after-tax return of four percent on share capital for two consecutive years, Magna’s Class A shareholders, voting as a class, will have the right to elect additional directors.

Unrelated InVeStmentS

Magna Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds 20 percent of Magna’s equity.

BOard Of DIreCtOrS

Magna believes that outside directors provide independent counsel and discipline.
A majority of the members of Magna’s Board of Directors will be outsiders.

COnStItUtIOnal AmendmentS

Any change to Magna’s Corporate Constitution will require the approval of its Class A and Class B shareholders, with each class voting separately.

Magna’s Corporate Constitution publicly declares and defines the rights of employees and investors to participate in our profits and growth while also imposing certain disciplines on management. These features strike a balance between employees, investors and management while allowing us to maintain an entrepreneurial environment that encourages productivity.

Magna is a public company with two classes of shares: a Class B share which carries a multiple vote, held by management and its associates, and a Class A Subordinate Voting share for investors and employees which carries a single vote. This share structure has been in place since 1978 and enables management to have operating control of Magna on a day-to-day basis, provided it adheres to the Corporate Constitution.

The Magna Employee’s Charter

Magna is committed to an operating philosophy which is based on fairness and concern for people.
This philosophy is part  of Magna’s Fair Enterprise culture in which employees and management share in the responsibility to ensure the success of the company. It includes these principles:

JOb SeCUrItY

Being competitive by making a better product for a better price is the best way to enhance job security.
Magna is committed to working together with you to help protect your job security.
To assist you, Magna will provide:
• Job Counselling • Training • Employee Assistance Programs

A Safe and HealthfUl WOrKPlaCe

Magna strives to provide you with a working environment which is safe and healthful.

FaIr Treatment

Magna offers equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

COmPetItIVe WageS and BenefItS

Magna will provide you with information which will enable you to compare your total compensation, including total wages and total benefits, with those earned by employees of your competitors, as well as with other plants in your community. If your total compensation is found not to be competitive, then your wages will be adjusted.

EmPlOYee EqUItY and PrOfIt PartICIPatIOn

Magna believes that every employee should share in the financial success of the company.

COmmUnICatIOn and InfOrmatIOn

Through regular monthly meetings between management and employees and through publications,
Magna will provide you with information so that you will know what is going on in your company and within the industry.

The HOtlIne

Should you have a problem, or feel the above principles are not being met, we encourage you to call the Hotline or use the self-addressed Hotline Envelopes to register your complaints. You do not have to give your name, but if you do, it will be held in strict confidence. Hotline Investigators will answer your call. The Hotline is committed to investigate and resolve all concerns or complaints and must report the outcome to Magna’s Global Human Resources Department.

EmPlOYee RelatIOnS AdVISOrY BOard

The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of the Magna Employee’s Charter and the principles of Magna’s Corporate Constitution.

Siegfried Wolf

Co-Chief Executive Officer

Donald J. Walker

Co-Chief Executive Officer

Vincent J. Galifi

Executive Vice-President
and Chief Financial Officer

Management’s Message to Shareholders

Operating Highlights

We are pleased with our 2007 results, which included higher sales, increased average dollar content per vehicle in both North America and Europe, higher operating income, higher net income, and increased diluted earnings per share. Our improved results were achieved despite lower vehicle production volumes in North America, lower complete vehicle assembly volumes and sales at Magna Steyr, and continuing price pressure from our customers.

We also had a number of other achievements in 2007, including:

•                 The successful launch or ramp-up of a significant amount of business:  In North America, much of the new business we launched was in the crossover utility vehicle segment, which has grown rapidly in the past few years. We are well represented in a number of product areas in this high growth segment.

•                 Important new business awards:  As an example, we were awarded a vehicle assembly contract by BMW to build its new MINI Sports Activity Vehicle (SAV) at our Magna Steyr assembly facility in Graz, Austria. Annualized sales associated with the MINI SAV program are expected to be in excess of $1 billion once the program reaches full production.

•                 Receipt of a number of major supplier awards from our customers:  For example, our Cosma International operating unit won the General Motors 2006 Supplier of the Year award; four of our operating divisions won Ford Motor Company World Excellence awards; eleven of our divisions won Honda North America supplier awards for best-in-class performance; and one of our divisions won two Toyota awards.

•                 Continued growth of our business and manufacturing footprint outside of our traditional markets of North America and Western Europe:  Such growth contributed to a 53% increase in Rest of World production sales. Our growth in Rest of World sales is important, since much of the future growth in global vehicle production is expected to occur in emerging markets such as Russia, various countries in Eastern Europe and Asia.

•                 Underperforming Divisions:  We realized operating efficiencies at some of our facilities, and made progress at certain underperforming divisions.

Despite these and other positives, 2007 also proved to be a difficult year for us in a number of respects. In addition to the industry challenges we continue to face, we incurred losses at a number of underperforming facilities, particularly at certain powertrain and interiors facilities in North America. Furthermore, our 2007 results were adversely impacted by fixed asset impairment charges in North America and Europe, restructuring charges related to facility closures and rationalizations as we continue to expand our manufacturing footprint in lower cost countries, and certain tax-related charges.

Although we did not make any significant acquisitions or dispositions during 2007, we completed a plan of arrangement involving Russian Machines. We believe that our arrangement with Russian Machines will allow us to accelerate our strategic efforts to capitalize on the significant growth opportunities in the Russian automotive market, as well as other emerging markets.

In addition, we signed a unique Framework of Fairness Agreement with the Canadian Auto Workers’ union. The Framework of Fairness Agreement establishes a new labour relations model based on a unique set of principles that balance the needs of employees with the needs of business to remain competitive.

We also completed a substantial issuer bid pursuant to which we purchased for cancellation 11.9 million Class A Subordinate Voting Shares. In addition to the substantial issuer bid, we also purchased 2.7 million Class A Subordinate Voting Shares under an ongoing normal course issuer bid, which allows for the purchase of an additional 6.3 million shares before its expiry on November 11, 2008.

We ended 2007 with a strong balance sheet, including a substantial net cash position in excess of $2 billion. We expect that our net cash will help us weather any potential storms in the industry and provide opportunities to continue to grow our business and further enhance shareholder value.

Going Forward

We anticipate that 2008 will be another challenging year, particularly in the North American market. Our main focus remains on improving underperforming operations, diversifying our customer base and expanding our geographic footprint, primarily in Asia and Eastern Europe, in particular Russia. In addition, we remain committed to developing or attaining leading-edge technologies for our customers.

In closing, we would like to thank our shareholders for their vote of confidence in our plan of arrangement with Russian Machines. We believe this relationship will present our company with a number of exciting opportunities for growth in a very promising market. We also wish to thank our customers, who continue to reward us with new and repeat business. And finally, we wish to thank our employees and managers around the world, with whom we were proud to celebrate our 50th anniversary during the fall of 2007.

/s/ Siegfried Wolf	/s/ Donald J. Walker	/s/ Vincent J. Galifi

Siegfried Wolf	Donald J. Walker	Vincent J. Galifi
Co-Chief Executive Officer	Co-Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Magna International Inc.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2007 which are prepared in accordance with Canadian generally accepted accounting principles [“GAAP”], as well as the “Forward-Looking Statements” on page 36.

This MD&A has been prepared as at March 20, 2008.

Overview

We are a leading global supplier of technologically advanced automotive systems, assemblies, modules and components. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks in North America, Europe, Asia, South America and Africa. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive: interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2007, we had 241 manufacturing divisions and 62 product development and engineering centres in 23 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

Highlights

We are pleased with our 2007 results, including higher sales, average dollar content per vehicle in both North America and Europe, operating income, net income, and diluted earnings per share. Our improved results were achieved despite lower vehicle production volumes in North America, particularly at General Motors (“GM”) and Ford Motor Company (“Ford”), lower complete vehicle assembly volumes and sales, and continuing price concessions given to our customers. We also had a number of other achievements in 2007, including the successful launch or ramp-up of a significant amount of business, important new business awards, and supplier awards from a number of our customers, including GM, Ford, Toyota and Honda. In North America, much of the new business we launched was in the crossover utility vehicle segment, which has grown rapidly in the past few years. We are well represented in a number of product areas in this high growth segment. Finally, in 2007 we continued to grow our business and manufacturing footprint outside of our traditional markets of North America and Western Europe, which contributed to a 53% increase in Rest of World production sales. Our growth in Rest of World sales is important, since much of the future growth in global vehicle production is expected to occur in emerging markets such as Russia, various countries in Eastern Europe and Asia.

In addition to the launch or ramp-up of new business, our improved results reflect operating efficiencies we realized at some of our facilities and progress we made at certain underperforming divisions. Despite the many positives we achieved, 2007 also proved to be a difficult year in a number of respects. In addition to the industry challenges mentioned above, we continued to incur losses at a number of underperforming facilities, particularly at certain powertrain and interiors facilities in North America. Furthermore, our 2007 results were adversely impacted by fixed asset impairment charges in North America and Europe, restructuring charges related to facility closures and rationalizations as we continue to migrate our manufacturing footprint towards lower cost countries, and certain tax-related charges.

Although no significant acquisitions or dispositions were made during 2007, we completed a plan of arrangement with Russian Machines and signed a unique Framework of Fairness Agreement with the Canadian Auto Workers’ union. We also completed a substantial issuer bid pursuant to which we purchased for cancellation 11.9 million Class A Subordinate Voting Shares. In addition to the substantial issuer bid, we also purchased 2.7 million Class A Subordinate Voting Shares under an ongoing normal course issuer bid, which allows for the purchase of an additional 6.3 million shares before its expiry on November 11, 2008.

We ended 2007 with a strong balance sheet, including a substantial net cash position. We expect that our net cash will help us “weather the storm” in the industry and provide opportunities to continue to grow our business and further enhance shareholder value.

During 2007, we recorded sales of $26.1 billion, an increase of 8% over 2006. This higher sales level was achieved as a result of growth in our North American, European and Rest of World production sales offset in part by a decrease in complete vehicle assembly sales, and tooling, engineering and other sales. During 2007, our North American and European dollar content per vehicle increased by 11% and 20%, respectively, over 2006. In addition, during 2007, North American vehicle production decreased 2% while European vehicle production levels increased 3%, each compared to 2006.

We reported strong sales in 2007 despite the fact that two of our largest customers in North America continued to reduce vehicle production levels. While overall North American vehicle production volumes declined 2% in 2007 compared to 2006, GM and Ford vehicle production declined by 8% and 7%, respectively.

Operating income for 2007 increased 45% or $360 million to $1.15 billion from $792 million for 2006. Excluding the unusual items recorded in 2007 and 2006 (see “Unusual Items” below), operating income for 2007 increased $257 million or 27%. The increase in operating income excluding unusual items was primarily due to additional margins earned on the launch of new programs during or subsequent to 2006, increased margins earned on higher volumes for certain production programs and productivity and efficiency improvements at certain facilities, including underperforming divisions. These factors were partially offset by operational inefficiencies and other costs at certain underperforming facilities, including certain powertrain and interiors facilities in North America, lower margins earned as a result of a decrease in production volumes, costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production, higher employee profit sharing and incentive compensation and incremental customer price concessions.

Net income for 2007 increased 26% or $135 million to $663 million from $528 million for 2006. Excluding the unusual items recorded in 2007 and 2006 (see “Unusual Items” below), net income for 2007 increased 31% or $202 million. The increase in net income excluding unusual items was primarily a result of the increase in operating income (excluding unusual items) partially offset by higher income taxes (excluding unusual items). Income taxes were higher due to higher operating income partially offset by a decrease in our effective tax rate as described in the “Income Taxes” section below.

Diluted earnings per share for 2007 increased 23% or $1.08 to $5.86 from $4.78 for 2006. Excluding the unusual items recorded in 2007 and 2006 (see “Unusual Items” below), diluted earnings per share increased 28% or $1.65 primarily as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding in 2007, primarily as a result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement, as discussed in the “Capital Transactions” section below, and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and ongoing Normal Course Issuer Bid.

Unusual Items

During 2007 and 2006, we recorded certain unusual items as follows:

	2007			2006
	Operating Income	Net Income	Diluted Earnings per Share	Operating Income	Net Income	Diluted Earnings per Share

Impairment charges (1)	$(56)	$(40)	$(0.35)	$(54)	$(46)	$(0.41)
Restructuring charges (2)	(39)	(27)	(0.24)	(77)	(65)	(0.58)
Sale of facilities (3)	(12)	(7)	(0.06)	(17)	(15)	(0.14)
Sale of property (4)	36	30	0.26	—	—	—
Foreign currency gain (4)	26	24	0.21	—	—	—
Valuation allowance on future tax assets (5)	—	(115)	(1.01)	—	—	—
Future tax (charge) recovery (5)	—	(48)	(0.42)	—	10	0.09
Total unusual items	$(45)	$(183)	$(1.61)	$(148)	$(116)	$(1.04)

(1)   Impairment Charges

In conjunction with our annual goodwill impairment analysis and consideration of other indicators of impairment of our long-lived assets at certain operations, we have recorded long-lived asset impairment charges as follows:

	2007		2006
	Operating Income	Net Income	Operating Income	Net Income

Europe	$12	$12	$41	$38
North America	44	28	13	8
	$56	$40	$54	$46

Europe

Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 we recorded asset impairments of $12 million relating to certain assets and facilities in Germany, Austria, the Czech Republic and Spain.

During 2006, we recorded asset impairments of $41 million related to certain assets and facilities due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects. Asset impairments were recorded at an exterior systems facility in Germany, a powertrain systems facility in Austria, interior systems facilities in the United Kingdom and Spain and a seating systems facility in the Czech Republic.

North America

During 2007, we recorded asset impairments of $44 million related to an interiors systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the business planning period based on existing and projected sales levels.

During 2006, we recorded asset impairments of $13 million related to certain interior systems facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout our business planning period based on existing and projected sales levels.

(2)   Restructuring Charges

Europe

During 2007, we recorded restructuring charges of $4 million related to the closure of a sunvisors facility in Spain. During 2006, we recorded restructuring charges of $43 million related primarily to closure costs of a mirrors facility in Ireland and an exterior systems facility in Belgium.

North America

In North America, restructuring charges totalled $35 million for 2007 and $34 million for 2006. Specifically, in 2007 we recorded $12 million related to the closure of exterior systems facilities in Canada and the United States, $10 million related to the consolidation of powertrain facilities in Canada and $9 million related to the closure of a mirror facility in the United States. The balance of restructuring and rationalization charges related to a stamping facility in the United States.

The restructuring charges in 2006 related primarily to rightsizing a powertrain facility in the United States and restructuring and rationalization charges related primarily to certain powertrain and seating facilities in the United States.

In addition, we may incur additional restructuring and rationalization charges during 2008.

(3)   Sale of Facilities

During 2007, we entered into an agreement to sell an underperforming exterior systems facility in Germany. As a result, we incurred a $12 million loss on disposition of the facility. During 2006, we sold two underperforming powertrain facilities, which resulted in losses on disposition of $12 million and $5 million in Europe and North America, respectively.

(4)   Other Unusual Items

During 2007, we recorded the following unusual items:

•        we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million; and

•        a $26 million foreign currency gain on the repatriation of funds from Europe.

(5)   Income Taxes

In conjunction with our annual goodwill and long-lived asset impairment analyses, during the fourth quarter of 2007, we recorded a $115 million charge to establish valuation allowances against certain of our future tax assets in the United States.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2007, we determined that valuation allowances were required in the United States based on:

•        three year historical cumulative losses at our interior systems and powertrain operations;

•        the deterioration of near-term automotive market conditions in the United States; and

•      significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

Also during 2007, we recorded a $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico, offset in part by a $5 million future income tax recovery related to a reduction in future income tax.

During 2006, we recorded a $10 million future income tax recovery as a result of a reduction in future income tax rates in Canada.

Capital Transactions

During 2007, following approval by our Class A and Class B shareholders, we completed the court-approved plan of arrangement (the “Arrangement”) whereby OJSC Russian Machines (“Russian Machines”), a wholly owned subsidiary of Basic Element Limited (“Basic Element”), made a major strategic investment in Magna. Russian Machines represents the Machinery Sector of Basic Element, and includes automobile manufacturer GAZ Group, airplane manufacturer Aviacor and train car manufacturer Abakanvagonmash. Basic Element is a diversified holding company founded in 1997 with assets in Russia, countries of the Commonwealth of Independent States, Europe, Africa, South America and Australia.

In accordance with the Arrangement:

•      Russian Machines invested $1.54 billion to indirectly acquire 20 million of our Class A Subordinate Voting Shares from treasury.

•      We purchased 217,400 Class B Shares for cancellation, representing all of our outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for $24 million and the number of votes per each Class B Share was reduced from 500 votes to 300 votes.

•      The Stronach Trust and certain members of our executive management combined their respective shareholdings in Magna (in the case of executive management, a portion of their shareholdings), together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement into a new Canadian holding company, M Unicar Inc. (“M Unicar”). At September 20, 2007, M Unicar indirectly held 100% of our outstanding Class B Shares and approximately 16% of our outstanding Class A Subordinate Voting Shares collectively representing approximately 68.8% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

On September 25, 2007, we also completed the previously announced substantial issuer bid (“SIB”), pursuant to which we purchased for cancellation 11.9 million Class A Subordinate Voting Shares, representing 9.2% of our issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of $1.1 billion. Following completion of the SIB, M Unicar held shares collectively representing approximately 71.0% of the votes attached to all of our Class A Subordinate Voting Shares and Class B Shares then outstanding.

On November 12, 2007, we commenced a normal course issue bid (“NCIB”) to purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and similar programs, up to 9 million of our Class A Subordinate Voting Shares. As at December 31, 2007, we had purchased for cancellation approximately 2.5 million Class A Subordinate Voting Shares and had also purchased approximately 134,000 Class A Subordinate Voting Shares for an aggregate purchase price of $219 million. The NCIB will expire on November 11, 2008, unless extended by us prior to that time.

Industry Trends and Risks

A number of trends continue to have a significant impact on the global automotive industry and our business, including:

•      declining North American production volumes;

•      the increasing market share of Asian-based OEMs in North America and Europe and the declining market share and the resulting deteriorating financial condition of some of our traditional customers in these markets;

•      the exertion of significant pricing pressure, primarily by North American and European OEMs, including through pre-determined price concessions, significant demands for retroactive price reductions and increased transfer of warranty costs, design and engineering expenses, as well as tooling costs;

•      increased exposure to elevated prices for steel, resin, paints/chemicals and other raw materials and commodities, as well as energy prices;

•      the deteriorating financial condition of the automotive supply base, particularly in North America, and the corresponding increase in operational and financial exposure as many such suppliers become bankrupt or insolvent;

•      the growth of the automotive industry in China, Korea, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to such lower cost countries;

•      growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets;

•      the increasing prevalence of vehicles built off high-volume global vehicle platforms; and

•      increasing customer and consumer demand for lighter, more fuel-efficient and environmentally-friendly vehicles, with additional safety features, improved comfort, convenience and space optimization features and advanced electronics systems.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

•      The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts (including acts of terrorism). Automotive production is affected by consumer demand and may be affected by the foregoing macro factors as well as structural factors such as labour relations issues, regulatory requirements, trade agreements and similar matters. As a result of these and other factors, some of our customers are currently experiencing and/or may in the future experience reduced consumer demand for their vehicles, leading to declining vehicle production volumes, which could have a material adverse effect on our profitability.

•      Although we supply parts to all of the leading OEMs, a significant majority of our sales are to five such customers, three of which are rated as below investment grade by credit rating agencies. We are attempting to further diversify our customer base, particularly to increase our business with Asian-based OEMs. A decline in overall production volumes by any of our five largest customers could have an adverse effect on our profitability, particularly if we are unable to further diversify our customer base.

•      While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble) or the early termination, loss, renegotiation of the terms of, or delay in, the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

•      The financial condition of some of our traditional customers has deteriorated in recent years due in part to high labour costs (including healthcare, pension and other post-employment benefit costs), high raw materials, commodities and energy prices, declining sales and other factors. Additionally, increased gas prices, have affected and could further threaten sales of certain of their models, such as full-size sport utility vehicles and light trucks. All of these conditions could further threaten the financial condition of some of our customers, putting additional pressure on us to reduce our prices and exposing us to greater credit risk. In the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability and financial condition.

•      We have entered into, and will continue to enter into, long-term supply arrangements with our customers which provide for, among other things, price concessions over a pre-defined supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded and will likely continue to demand additional price concessions and/or retroactive price reductions. We may not be successful in offsetting all of these price concessions or reductions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. To the extent that we are not able to offset price concessions through cost reductions or improved operating efficiencies, such concessions could have a material adverse effect on our profitability. To the extent we refuse to make price concessions to our customers they may not award new business to us, which could also have a material adverse effect on our profitability.

•      We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. In particular, some OEMs have requested that we pay for design, engineering and tooling costs that are incurred prior to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could have an adverse effect on our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

•      Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from such estimates.

•      Prices for key raw materials and commodities used in our parts production, particularly steel, resin and paints/chemicals, as well as energy prices, remain at elevated levels compared to levels earlier this decade, with the possibility of further increases in the future. We have attempted to mitigate our exposure to commodities price increases, however, to the extent we are unable to fully do so through hedging strategies, by engineering products with reduced commodity content, by passing commodity price increases to our customers or otherwise, such additional commodity costs could have a material adverse effect on our profitability.

•      We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity prices and a number of other factors have left many automotive suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of any such supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of production. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

•      We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, and labour relations among OEMs, their employees and unions. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs’ own assembly facilities, in addition to the foregoing factors. As a result of favourable terms in collective bargaining agreements concluded in 2007, the “Detroit 3” OEMs may insource some production which had previously been outsourced. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

•      The competitive environment in the automotive industry has been intensifying as our customers seek to take advantage of lower operating costs in China, Korea, Thailand, India, Russia, Brazil and other low cost countries. As a result, we are facing increased competition from suppliers that have manufacturing operations in low cost countries. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in low cost countries, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in emerging market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The loss of any significant production contract to a competitor in low cost countries or significant costs and risks incurred to enter and carry on business in these countries could have an adverse effect on our profitability.

•      Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained changes in such related currency values could adversely impact our competitiveness in certain geographic regions.

•      Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specified quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in us incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

•      In response to the increasingly competitive automotive industry conditions, it is likely that we may further rationalize some of our production facilities. In the course of such rationalization, we will incur further restructuring costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions, however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.

•      We recorded significant impairment charges related to goodwill, future tax assets and fixed assets in recent years and may continue to do so in the future. Goodwill must be tested for impairment annually, or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value. We also evaluate our ability to realize future tax assets and fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

•      We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

•      From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which is dependent on a wide range of factors, including the production readiness of manufacturing space, as well as issues relating to manufacturing processes, tooling, equipment and sub-suppliers. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

•      From time to time, we may become liable for legal, contractual and other claims by various parties, including, customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

Results of Operations

Accounting Change

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530 “Comprehensive Income”, 3855 “Financial Instruments - Recognition and Measurement”, 3861 “Financial Instruments - Disclosure and Presentation”, and 3865 “Hedges”. We adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, our accounting for financial instruments and hedges complies with U.S. GAAP in all material respects on January 1, 2007.

Financial Instruments

Under the new standards, all of our financial assets and financial liabilities are classified as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments are recorded at amortized cost using the effective interest method, and include long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements and our investment in asset-backed commercial paper (“ABCP”). Loans and receivables, which include accounts receivable and long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. We do not currently have any available for sale financial assets.

Comprehensive Income

Other comprehensive income includes the unrealized gains and losses on translation of our net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of our net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity, which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Hedges

Previously, under Canadian GAAP derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction. The new standards require that all derivative instruments, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

The impact of these accounting policy changes on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

Average Foreign Exchange

	For the three months ended December 31,				For the year ended December 31,
	2007	2006	Change		2007	2006	Change

1 Canadian dollar equals U.S. dollars	1.019	0.877	+	16%	0.936	0.882	+	6%
1 euro equals U.S. dollars	1.450	1.292	+	12%	1.371	1.257	+	9%
1 British pound equals U.S. dollars	2.044	1.920	+	7%	2.001	1.845	+	8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2007 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which were recorded in selling, general and administrative expenses, impact reported results.

Results of Operations - For the Year Ended December 31, 2007

Sales

	2007	2006	Change

Vehicle Production Volumes (millions of units)
North America	15.102	15.335	-	2%
Europe	15.938	15.536	+	3%

Average Dollar Content Per Vehicle
North America	$859	$775	+	11%
Europe	$435	$362	+	20%

Sales
External Production
North America	$12,977	$11,883	+	9%
Europe	6,936	5,624	+	23%
Rest of World	411	269	+	53%
Complete Vehicle Assembly	4,008	4,378	-	8%
Tooling, Engineering and Other	1,735	2,026	-	14%
Total sales	$26,067	$24,180	+	8%

External Production Sales - North America

External production sales in North America increased 9% or $1.1 billion to $13.0 billion for 2007 compared to $11.9 billion for 2006. This increase in production sales reflects an 11 % increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes. More importantly, production volumes at our largest North American customers continued to deteriorate. While overall North American vehicle production volumes declined 2% during 2007 compared to 2006, vehicle production volumes at GM and Ford declined 8% and 7%, respectively.

Our average dollar content per vehicle grew by 11 % or $84 to $859 for 2007 compared to $775 for 2006, primarily as a result of:

•      the launch of new programs during or subsequent to 2006, including:

•        the Ford Edge and Lincoln MKX;

•        the Saturn Outlook, GMC Acadia and the Buick Enclave;

•        GM’s full-size pickups;

•        the BMWX5;

•        the Jeep Wrangler and Wrangler Unlimited;

•        the Ford F-Series SuperDuty;

•        the Dodge Nitro; and

•        the Dodge Avenger and Chrysler Sebring; and

•      an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

These factors were partially offset by:

•      the impact of lower production and/or content on certain programs, including:

•        the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;

•        the Ford Explorer and Mercury Mountaineer; and

•        the Chevrolet HHR;

•      programs that ended production during or subsequent to 2006, including:

•        the Ford Freestar and Mercury Monterey;

•        the Saturn ION;

•        the Buick Rendezvous; and

•        the Chrysler Pacifica; and

•      incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 23% or $1.3 billion to $6.9 billion for 2007 compared to $5.6 billion for 2006. This increase in production sales reflects a 20% increase in our European average dollar content per vehicle and a 3% increase in European vehicle production volumes.

Our average dollar content per vehicle grew by 20% or $73 to $435 for 2007 compared to $362 for 2006, primarily as a result of:

•      the launch of new programs during or subsequent to 2006, including:

•        the MINI Cooper;

•        the Mercedes-Benz C-Class;

•        the smart fortwo; and

•        the BMW 3-Series;

•      an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound, each against the U.S. dollar; and

•      acquisitions completed during or subsequent to 2006, including the acquisition of two facilities from Pressac Investments Limited [“Pressac acquisition”] in January 2007.

These factors were partially offset by:

•      the impact of lower production and/or content on certain programs, including:

•        the Mercedes-Benz E-Class; and

•        the Volkswagen Golf;

•      the sale of certain facilities during or subsequent to 2006; and

•      incremental customer price concessions.

External Production Sales - Rest of World

External production sales in the Rest of World increased 53% or $142 million to $411 million for 2007 compared to $269 million for 2006. The increase in production sales is primarily as a result of:

•      the launch of new programs during or subsequent to 2006 in Korea, China, Brazil and South Africa;

•      increased production and/or content on certain programs in Korea, China and Brazil; and

•      an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real, Korean Won and Chinese Renminbi, each against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	2007	2006	Change

Complete Vehicle Assembly Sales	$4,008	$4,378	-	8%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:	131,056	157,963	-	17%
BMW X3, Mercedes E-Class and G-Class, and
Saab 9[3] Convertible
Value-Added:	68,913	90,096	-	24%
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander
	199,969	248,059	-	19%

Complete vehicle assembly volumes decreased 19% to 199,969 units for 2007 compared to 248,059 units for 2006. Complete vehicle assembly sales decreased 8% or $370 million to $4.0 billion for 2007 compared to $4.4 billion for 2006. The decrease in complete vehicle assembly sales is primarily the result of:

•      the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in the fourth quarter of 2006, as Mercedes is assembling this vehicle in-house; and

•      a decrease in assembly volumes for the BMW X3, Saab 93 Convertible and all vehicles accounted for on a value-added basis.

These factors were partially offset by:

•      an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•      higher assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other

Tooling, engineering and other sales decreased 14% or $291 million to $1.74 billion for 2007 compared to $2.03 billion for 2006.

In 2007, the major programs for which we recorded tooling, engineering and other sales were:

•      GM’s full-size pickups;

•      the Ford Flex;

•      the BMW X3, Z4, 1-Series and 3-Series programs;

•      the Dodge Grand Caravan and Chrysler Town & Country;

•      the Dodge Journey;

•      the Mazda 6;

•      the MINI Cooper;

•      the Smart fortwo;

•      the Audi A5;

•      the Mercedes C-Class, GL-Class and R-Class; and

•      the Ford F-Series SuperDuty.

In 2006 the major programs for which we recorded tooling, engineering and other sales were:

•      GM’s next generation full-size pickups and SUVs;

•      the MINI Cooper;

•      the Ford Edge and Lincoln MKX;

•      the BMW X3, Z4, X5 and 3-Series programs;

•      the Dodge Caliber;

•      the Ford Escape;

•      the Saturn VUE;

•      the Freightliner P-Class;

•      the Suzuki XL7;

•      the Mercedes M-Class; and

•      the Ford F-Series.

Also in the fourth quarter of 2006, in association with the end of production of the E-Class 4MATIC complete vehicle assembly program, we recorded engineering sales related to the final payment received from DaimlerChrysler for pre-production engineering research and development costs which were previously being amortized on a units of production basis over the assembly contract.

In addition, tooling, engineering and other sales benefited from the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar.

Gross Margin

Gross margin increased $499 million to $3.5 billion for 2007 compared to $3.0 billion for 2006, and gross margin as a percentage of total sales increased to 13.3% for 2007 compared to 12.3% for 2006. The unusual items discussed in the “Unusual Items” section above negatively impacted gross margin as a percentage of total sales in 2007 and 2006 by 0.1 % and 0.2%, respectively. Excluding these unusual items, the 0.9% increase in gross margin as a percent of sales was primarily a result of:

•      incremental gross margin earned on new programs that launched during or subsequent to 2006;

•      the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility, which had a lower gross margin than our consolidated average;

•      the decrease in complete vehicle assembly sales which had a lower gross margin than our consolidated average;

•      the decrease in tooling and other sales that earn low or no margins;

•      incremental gross margin earned as a result of increased production volumes for certain programs;

•      productivity and efficiency improvements at certain facilities, including underperforming divisions; and

•      improvements as a result of prior years’ restructuring activities.

The factors contributing to the increase in gross margin as a percentage of sales were partially offset by:

•      costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•      operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and interiors facilities in North America;

•      lower gross margin earned as a result of a decrease in production volumes for certain programs;

•      higher employee profit sharing; and

•      incremental customer price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased 10% or $82 million to $872 million for 2007 compared to $790 million for 2006. Excluding the unusual items discussed in the “Unusual Items” section above, depreciation and amortization increased $76 million primarily as a result of:

•      an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;

•      depreciation and amortization of assets at facilities that launched programs during or subsequent to 2006;

•      accelerated depreciation on certain program specific assets in North America;

•      additional depreciation and amortization of assets related to the Pressac acquisition in January 2007; and

•      an increase in assets employed to support future business.

Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of total sales remained unchanged in 2007 compared to 2006 at 5.6%. SG&A expenses increased 7% or $101 million to $1.5 billion for 2007 compared to $1.4 billion for 2006. Excluding the unusual items discussed in the “Unusual Items” section above, SG&A expenses increased by $199 million primarily as a result of:

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar;

•                  higher employee profit sharing and incentive compensation;

•                  higher infrastructure costs to support the increase in sales levels, including spending related to programs that launched during or subsequent to 2006;

•                  cash awarded to a former sales agent pursuant to an unfavourable arbitration award;

•                  a $12 million write-down of our investments in ABCP as discussed in the “Cash Resources” section below;

•                  increased spending as a result of the Pressac acquisition in January 2007;

•                  cost incurred to develop and grow our business in Russia; and

•                  increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million.

These factors were partially offset by:

•                  the sale or disposition of certain facilities during or subsequent to 2006;

•                  reduced spending at certain underperforming divisions; and

•                  the recovery of a long-term receivable that was previously written off.

Impairment Charges

Impairment charges increased $2 million to $56 million for 2007 compared to $54 million for 2006. For a complete discussion of the impairment charges, see the “Unusual Items” section above and note 4 of the accompanying unaudited interim consolidated financial statements for the three months and year ended December 31, 2007.

Earnings before Interest and Taxes (“EBIT”)(1)

	2007	2006	Change

North America	$688	$575	+	20%
Europe	359	126	+	285%
Rest of World	20	—	—
Corporate and Other	23	77	-	70%
Total EBIT	$1,090	$778	+	40%

Included in EBIT for the years ended December 31, 2007 and 2006 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	2007	2006
North America
Impairment charges	$(44)	$(13)
Restructuring charges	(35)	(34)
Foreign currency gain	23	—
Sale of facilities	—	(5)
	(56)	(52)
Europe
Impairment charges	(12)	(41)
Restructuring charges	(4)	(43)
Sale of facility	(12)	(12)
Sale of property	36	—
	8	(96)
Corporate and other
Foreign currency gain	3	—
	3	—
	$(45)	$(148)

(1)       EBIT is defined as operating income as presented on our unaudited interim consolidated financial statements before net interest expense or income.

North America

EBIT in North America increased 20% or $113 million to $688 million for 2007 compared to $575 million for 2006. Excluding the North American unusual items discussed in the “Unusual Items” section above, the remaining $117 million increase in EBIT is primarily due to:

•                  incremental margin earned on programs that launched during or subsequent to 2006;

•                  productivity and efficiency improvements at certain facilities, including underperforming divisions;

•                  an increase in reported U.S. dollar sales, net of increased costs, due to the currency translation; and

•                  the sale and/or closure of certain underperforming divisions during or subsequent to 2006.

The factors contributing to the increase in EBIT were partially offset by:

•                  operational inefficiencies and other costs at certain underperforming divisions, in particular at certain powertrain and interiors facilities;

•                  lower margins earned as a result of a decline in production volumes for certain programs;

•                  costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                  costs incurred to develop and grow our electronics capabilities;

•                  higher employee profit sharing and incentive compensation;

•                  higher affiliation fees paid to Corporate; and

•                  incremental customer price concessions.

Europe

EBIT in Europe increased 185% or $233 million to $359 million for 2007 compared to $126 million for 2006. Excluding the European unusual items discussed in the “Unusual Items” section above, the remaining $129 million increase in EBIT is primarily due to:

•                  incremental margin earned on programs that launched during or subsequent to 2006;

•                  incremental margin earned as a result of higher production volumes for certain production programs;

•                  acquisitions completed during or subsequent to 2006;

•                  productivity and efficiency improvements at certain facilities, including underperforming divisions;

•                  the sale and/or closure of certain underperforming divisions during or subsequent to 2006; and

•                  an increase in reported U.S. dollar sales, net of increased costs, due to the currency translation.

These factors were partially offset by:

•                  lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Mercedes-Benz E-Class 4MATIC at our Graz assembly facility in 2006;

•                  operational inefficiencies and other costs at certain facilities;

•                  costs incurred to develop and grow our business in Russia;

•                  cash awarded to a former sales agent pursuant to an unfavourable arbitration award;

•                  costs incurred to develop and grow our electronics capabilities;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation and employee profit sharing; and

•                  incremental customer price concessions.

Rest of World

In 2007, we generated $20 million of EBIT in the Rest of World compared to no EBIT for 2006. The increase in EBIT is primarily the result of:

•                  incremental margin earned on the increase in production sales discussed above; and

•                  increased equity income earned on our 41% interest in Shin Young Metal Ind. Co.

These factors were partially offset by costs incurred at new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Corporate and Other

Corporate and other EBIT decreased 70% or $54 million to $23 million for 2007 compared to $77 million for 2006. Excluding the Corporate and Other unusual items discussed in the “Unusual Items” section above, EBIT decreased $57 million as a result of:

•                  increased salaries and wages;

•                  increased incentive compensation, due primarily to an increase in our consolidated earnings;

•                  increased consulting fees incurred;

•                  increased stock compensation costs related to restricted shares, including the acceleration of certain restricted share agreements with a former executive, which resulted in a one-time charge to compensation expense of approximately $7 million;

•                  the write-down of our investment in ABCP as discussed in the “Cash Resources” section below; and

•                  cost incurred to develop and grow our business in Russia.

These factors were partially offset by:

•                  an increase in affiliation fees earned from our divisions; and

•                  the recovery of a long-term receivable that was previously written off.

Interest Income

During 2007, we earned net interest income of $62 million, compared to $14 million for 2006. The $48 million increase is primarily as a result of:

•                  an increase in interest income earned, including interest earned on the net cash received from the Arrangement; and

•                  a reduction in interest expense due to:

•                  the repayment in January 2007 of the third series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”); and

•                  the repayment of long-term debt during 2006, including $107 million of senior unsecured notes.

Operating Income

Operating income increased 45% or $360 million to $1.2 billion for 2007 compared to $0.8 billion for 2006. Excluding the unusual items, discussed in the “Unusual Items” section above, operating income for 2007 increased 27% or $257 million. The increase in operating income (excluding unusual items) was the result of the increase in EBIT (excluding unusual items) combined with the increase in net interest income earned, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) increased to 42.9% for 2007 from 33.9% for 2006. In 2007 and 2006, income tax rates were impacted by the unusual items discussed in the “Unusual Items” section above. Excluding the unusual items, our effective income tax rate decreased to 29.6% for 2007 compared to 31.9% for 2006. The decrease in the effective income tax rate is primarily the result of:

•                  a decrease in losses not benefited, primarily at certain interiors facilities in Europe;

•                  an unfavourable Supreme Court of Canada ruling in 2006 against a taxpayer which restricts deductibility of certain foreign exchange losses; and

•                  a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

Net Income

Net income increased by 26% or $135 million to $663 million for 2007 compared to $528 million for 2006. Excluding the unusual items, discussed in the “Unusual Items” section above, net income increased $202 million as a result of an increase in operating income partially offset by an increase in income taxes, all as discussed above.

Earnings per Share

	2007	2006	Change

Earnings per Class A Subordinate Voting or Class B Share
Basic	$5.95	$4.86	+	22%
Diluted	$5.86	$4.78	+	23%

Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	111.4	108.8	+	2%
Diluted	114.1	111.4	+	2%

Diluted earnings per share increased 23% or $1.08 to $5.86 for 2007 compared to $4.78 for 2006. Excluding the unusual items, discussed in the “Unusual Items” section above, diluted earnings per share increased $1.65 from 2006 as a result of the increase in net income (excluding unusual items) partially offset by an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily the result of the Class A Subordinate Voting Shares issued in 2007 related to the Arrangement and stock options exercised during 2006 and 2007, partially offset by the repurchase and cancellation of our Class A Subordinate Voting Shares under the terms of our fully completed Substantial Issuer Bid and ongoing Normal Course Issuer Bid.

Return on Funds Employed (“ROFE”)(1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for 2007 was 16.6%, an increase from 11.9% for 2006. The unusual items discussed in the “Unusual Items” section above negatively impacted 2007 ROFE by 0.6% and 2006 ROFE by 2.1%.

Excluding these unusual items, the 3.2% increase in ROFE can be attributed to an increase in EBIT (excluding unusual items), as discussed above, partially offset by an approximate $60 million increase in average funds employed for 2007 compared to 2006. The increase in our average funds employed was primarily as a result of:

•                  acquisitions completed during or subsequent to 2006 including:

•                       Pressac in January 2007, which added approximately $59 million of average funds employed; and

•                       CTS in February 2006, which added approximately $60 million of funds employed; and

•                  increased funds employed for new facilities associated with recent or upcoming launches.

The factors contributing to the increase in our average funds employed were partially offset by:

•                  the closure of certain underperforming facilities during or subsequent to 2006; and

•                  a reduction in our average investment in working capital.

Financial Condition, Liquidity and Capital Resources

Cash Flow from Operations

	2007	2006	Change

Net income	$663	$528
Items not involving current cash flows	1,024	911
	1,687	1,439	$248
Changes in non-cash operating assets and liabilities	(94)	157
Cash provided from operating activities	$1,593	$1,596	$(3)

Cash flow from operations before changes in non-cash operating assets and liabilities increased $248 million to $1.7 billion for 2007 compared to $1.4 billion for 2006. The increase in cash flow from operations was due to the $135 million increase in net income (as discussed above) and a $113 million increase in items not involving current cash flows is comprised of the following:

	2007	2006

Depreciation and amortization	$872	$790
Goodwill and long-lived asset impairments	56	54
Valuation allowance established against future tax assets	115	—
Equity income	(11)	(13)
Future income taxes and non-cash portion of current taxes	(123)	(92)
Other non-cash charges	115	172
Items not involving current cash flows	$1,024	$911

The $31 million change in future income taxes and non-cash portion of current taxes is due to a decrease in net tax losses not benefited partially offset by the $53 million charge to future income tax expense as a result of an alternative minimum tax introduced in Mexico.

(1)         ROFE is defined as EBIT divided by the average Funds Employed for the period. Funds Employed is defined as long-term assets, excluding future tax assets plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

The $57 million decrease in other non-cash charges was due to:

•                  a $41 million increase on gains on disposal of fixed assets, including the following items as discussed in the “Unusual Items” section above:

•                  the $36 million gain on sale of property in the United Kingdom;

•                  the $12 million loss on sale of facility during 2007; and

•                  the $17 million loss on the disposal of facilities during 2006;

•                  a $30 million decrease in other asset amortization; and

•                  a $23 million decrease in the loss incurred on the write-off and/or disposal of assets, related primarily to restructuring activities.

These factors were partially offset by:

•                  a $21 million increase in dividends received from equity accounted investments; and

•                  a $12 million write-down of a portion of our investments in ABCP as discussed in the “Cash Resources” section below.

Cash invested in non-cash operating assets and liabilities amounted to $94 million for 2007 compared to cash generated of $157 million for 2006. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	2007	2006

Accounts receivable	$36	$14
Inventory	(97)	60
Prepaid expenses and other	(13)	15
Accounts payable and other accrued liabilities	(65)	62
Income taxes payable	66	35
Deferred revenues	(21)	(29)
Changes in non-cash operating assets and liabilities	$(94)	$157

During 2007 and 2006 the changes in non-cash operating assets and liabilities were not significant.

Capital and Investment Spending

	2007	2006	Change

Fixed assets	$(741)	$(793)
Investments and other assets	(190)	(99)
Fixed assets, investments and other assets additions	(931)	(892)
Purchases of subsidiaries	(46)	(284)
Proceeds from disposals	109	65
Cash used in investing activities	$(868)	$(1,111)	$243

Fixed assets, investments and other assets additions

In 2007, we invested $741 million in fixed assets, including $29 million related to an agreement we entered into for the purchase of real estate from Magna Entertainment Corp. [“MEC”] as discussed in the “Related Parties” section below. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2007 was for manufacturing equipment for programs that launched during 2007, or will be launching subsequent to 2007, including equipment for the following major programs:

•                  Ford F-Series;

•                  the Ford Flex and Lincoln MKS;

•                  the Jeep Liberty; and

•                  the Chrysler 300/300C and Dodge Magnum.

In 2006, we invested $793 million in fixed assets, including capital for the following major programs:

•                  GM’s next generation full-size pickups and SUVs;

•                  the MINI Cooper;

•                  the Ford Edge and Lincoln MKX;

•                  the BMW X3, Z4, X5 and 3-Series programs; and

•                  the Dodge Caliber.

In 2007, we invested $190 million in investments and other assets primarily relating to:

•                  a $130 million investment in ABCP as discussed in the “Cash Resources” section below;

•                  fully reimbursable planning, engineering and tooling costs relating to programs that launched during 2007 or will be launching during 2008; and

•                  long-term tooling receivables.

In 2006, we invested $99 million in investments and other assets primarily relating to:

•                  the acquisition of a 41% equity interest in Shin Young Metal Ind. Co., a Korean-based supplier of major stampings, welded assemblies and tooling to the automotive industry;

•                  fully reimbursable planning and engineering costs relating to programs that launched during 2006 or 2007; and

•                  long-term tooling receivables.

Purchase of subsidiaries

During 2007, we acquired two facilities from Pressac for total consideration of $52 million, consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

During 2006, we invested $284 million to purchase subsidiaries, including:

•                  the acquisition of CTS for total consideration of $271 million, consisting of $203 million paid in cash and $68 million of assumed debt;

•                  the acquisitions from MEC of the Magna Golf Course located in Aurora, Ontario and the Fontana Golf and Sports Club located in Austria total consideration of $84 million, consisting of $63 million paid in cash and $21 million of assumed debt; and

•                  a number of small acquisitions, including manufacturing facilities and engineering centres, the cash portion of which amounted to $18 million.

Proceeds from disposition

For 2007, proceeds from disposition were $109 million, which included:

•                  proceeds received from the sale of property in the United Kingdom, as discussed in the “Unusual Items” section above; and

•                  proceeds from normal course fixed and other asset disposals.

For 2006, proceeds from disposal were $65 million, which included:

•                  proceeds received from the sale of a long-term tooling receivable by a facility in the United Kingdom; and

•                  proceeds from normal course fixed and other asset disposals.

Financing

	2007	2006	Change

Repayments of debt	$(79)	$(275)
Issues of debt	28	24
Issues of Class A Subordinate Voting Shares	1,560	28
Repurchase of Class A Subordinate Voting Shares	(1,310)	—
Repurchase of Class B Shares	(24)	—
Cash dividends paid	(131)	(163)
Cash provided from (used in) financing activities	$44	$(386)	$430

The repayments of debt in 2007 included the repayment in January of the third series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition.

The repayments of debt in 2006 included the repayments of:

•                  the second series of senior unsecured zero-coupon notes issued in connection with the NVG acquisition; and

•                  senior unsecured notes of $107 million.

During the third quarter of 2007, we issued 20.0 million of our Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million or our Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 217,400 of our Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the “Capital Transactions” section above.

During the fourth quarter of 2007, we repurchased 2.7 million Class A Subordinate Voting Shares for an aggregate purchase price of $219 million in relation to the NCIB as discussed above.

During 2007, we received cash proceeds of $29 million on the exercise of stock options for Class A Subordinate Voting Shares compared to $28 million for 2006.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $1.15 for 2007 compared to $1.52 for 2006 and total cash dividends paid decreased to $131 million for 2007 compared to $163 million for 2006.

Financing Resources

Capitalization

	2007	2006	Change

Liabilities
Bank indebtedness	$89	$63
Long-term debt due within one year	374	98
Long-term debt	337	605
	800	766	$34
Shareholders’ equity	8,642	7,157	1,485
Total capitalization	$9,442	$7,923	$1,519

Total capitalization increased by 19% or $1,519 million to $9.4 billion at December 31, 2007 as compared to $7.9 billion at December 31, 2006. The increase in capitalization is a result of a $1.5 billion increase in shareholders’ equity and a $34 million increase in liabilities.

The increase in liabilities is primarily the result of an increase in bank indebtedness to satisfy working capital requirements in certain regions and the strengthening of the Canadian dollar and euro, each against the U.S. dollar. This increase in bank indebtedness was partially offset by decreases in long-term debt as a result of the repayment of the third series of our senior unsecured notes related to the NVG acquisition.

The increase in shareholders’ equity is primarily the result of:

•                  Class A Subordinate Voting Shares issued in connection with the Arrangement and on the exercise of stock options and stock appreciation rights;

•                  net income earned during 2007 (as discussed above); and

•                  a $727 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, between December 31, 2006 and December 31, 2007, each against the U.S. dollar.

These factors were partially offset by:

•                  the repurchase for cancellation of Class A Subordinate Voting Shares in connection with the SIB and NCIB;

•                  the repurchase for cancellation of Class B Shares in connection with the Arrangement;

•                  dividends paid during 2007; and

•                  the reduction in the stated value of our Class A Subordinate Voting Shares as a result of the repurchase of Class A Subordinate Voting Shares which:

•                  have been awarded on a restricted basis to certain executives; and

•                  are being held in Trust for purposes of our restricted stock unit, deferred profit sharing and similar programs.

Cash Resources

During 2007, our cash resources increased by $1.1 billion to $2.954 billion as a result of the cash provided from operating activities and financing activities, partially offset by the cash used in investing activities. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.8 billion was unused and available. In July 2007, our five-year revolving term facility was extended for one additional year, expiring on July 31, 2012.

At December 31, 2007 we held investments in ABCP with a face value of Cdn $134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by AAA rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, we have reclassified our ABCP as long-term investments after initially classifying them as cash and cash equivalents. In addition, we recorded a $12 million impairment of the value of this investment as follows:

•                  a charge against potentially non-performing assets [primarily sub-prime residential mortgages], which was determined on a probability weighted basis;

•                  a charge related to restructured notes which are expected to continue performing. The return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

•                  costs expected to be incurred by the noteholders related to the restructuring.

Continuing uncertainties regarding the value of the assets that underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of our investment in ABCP, which would impact our earnings.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at March 20, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	116,072,243
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,935,973
120,104,805

(i)                    The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)                Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

At December 31, 2007, we had contractual obligations requiring annual payments as follows:

	2008	2009- 2010	2011- 2012	Thereafter	Total

Operating leases with:
MI Developments Inc. (“MID”)	$164	$322	$321	$699	$1,506
Third parties	146	226	158	192	722
Long-term debt	374	284	18	35	711
Total contractual obligations	$684	$832	$497	$926	$2,939

We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.

Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $316 million at December 31, 2007. These obligations are as follows:

	Pension Liability	Retirement Liability	Termination and Long Service Arrangements	Total

Projected benefit obligation	$301	$79	$215	$595
Less plan assets	(279)	—	—	(279)
Unfunded amount	22	79	215	316
Unrecognized past service costs and actuarial gains (losses)	11	7	(19)	(1)
Amount recognized in other long-term liabilities	$33	$86	$196	$315

Our off-balance sheet financing arrangements are limited to operating lease contracts.

The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2007 for facilities leased from MID and third parties were $159 million and $92 million, respectively. Operating lease commitments in 2008 for facilities leased from MID and third parties are expected to be $164 million and $93 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).

We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were $65 million for 2007, and are expected to be $53 million in 2008.

Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced. As such, lease commitments are expected to remain at current levels. Alternatively, we will incur capital expenditures to acquire equivalent capacity.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $37 million since we have a legal right of set-off of the customer’s long-term receivable payable to us against such borrowings, and we intend to settle the related amounts simultaneously.

Foreign Currency Activities

Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.

Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations’ material, equipment and labour are paid for principally in euros and British pounds.

We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last for a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).

Related Parties

Mr. Frank Stronach and Ms. Belinda Stronach, our Chairman and Executive Vice-Chairman, respectively, and two members of the Stronach family are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent a 53% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of our Class B Shares and approximately 18% of our Class A Subordinate Voting Shares. The Stronach Trust also controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in our operations are leased from MID under operating lease agreements, which are effected on normal commercial terms. Lease expense included in the consolidated statements of income with respect to MID for the years ended December 31, 2007 and 2006 was $159 million and $153 million, respectively. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $1 million.

During the fourth quarter of 2007, we entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million [€20 million]. The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including obtaining all necessary regulatory approvals.

On March 31, 2006, we purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

Prior to our acquisitions of the Aurora Golf Club and Fontana Golf and Sports Club from MEC, we had agreements with MEC for the use of the golf course and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and €2.5 million, respectively. The expense included in the consolidated statement of income with respect to these agreements for the year ended December 31, 2006 was $6 million.

We have agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, we have an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the years ended December 31, 2007 and 2006 was $40 million and $27 million, respectively.

During the year ended December 31, 2007, trusts, which exist to make orderly purchases of our shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $56 million from us to facilitate the purchase of our Class A Subordinate Voting Shares. At December 31, 2007, the trusts’ indebtedness to us was $23 million.

During the year ended December 31, 2007, we entered into agreements to provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2007 with respect to affiliates of Basic Element were $7 million. Included in accounts receivable as at December 31, 2007 are trade amounts owing to Magna in the amount of $6 million. We also formed a joint supply organization with a subsidiary of Basic Element. Our consolidated financial statements include our proportionate share of the combined revenues, expenses, assets, liabilities and cash flows of the jointly controlled entity.

Subsequent Events

On February 22, 2008, the United Auto Workers’ Union announced the ratification of a four-year wage and benefit contract (expiring in September 2011) at a powertrain facility in Syracuse, New York. Under the terms of the agreement, we will make a number of lump-sum payments to each eligible employee totalling $87,500 to offset future wage and benefit reductions. These lump-sum payments will be paid in four annual instalments beginning April 1, 2008.

Critical Accounting Policies

Our discussion and analysis of our results of operations and financial position is based upon the unaudited consolidated financial statements, which have been prepared in accordance with Canadian GAAP with respect to interim financial information. The preparation of the unaudited consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions that we believe to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. We evaluate our estimates on an ongoing basis, however, actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our unaudited consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed our disclosure relating to critical accounting policies in this MD&A.

Revenue Recognition

[a]  Separately Priced Tooling and Engineering Service Contracts

With respect to our contracts with OEMs for particular vehicle programs, we perform multiple revenue-generating activities. The most common arrangement is where, in addition to contracting for the production and sale of parts, we also have a separately priced contract with the OEM for related tooling costs. Under these arrangements, we either construct the tools at our in-house tool shops or contract with third party tooling vendors to construct and supply tooling to be used by us in the production of parts for the OEM. On completion of the tooling build, and upon acceptance of the tooling by the OEM, we sell the separately priced tooling to the OEM pursuant to a separate tooling purchase order.

Such multiple element arrangements also include providing separately priced engineering services in addition to tooling and subsequent assembly or production activities. On completion, and upon acceptance by the OEM, we generally sell the separately priced engineering services to the OEM prior to the commencement of subsequent assembly or production activities.

During 2004, we adopted CICA Emerging Issues Committee Abstract No. 142, “Revenue Arrangements with Multiple Deliverables” (“EIC-142”) prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004. Under EIC-142, separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Based on the typical terms and process for the negotiation of separately priced tooling contracts, substantially all such tooling contracts are accounted for as separate revenue elements. However, because of the unique contracts related to multiple element arrangements involving engineering and subsequent assembly or production activities, all significant arrangements are evaluated in order to determine whether the engineering component of the arrangement qualifies as a separate revenue element. If the engineering component is not considered to be a separate revenue element, revenues and costs of sales on such activities are deferred and amortized on a gross basis over the subsequent assembly or production program.

Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. The percentage of completion method recognizes revenue and cost of sales over the term of the contract based on estimates of the state of completion, total contract revenue and total contract costs. Under such contracts, the related receivables could be paid in full upon completion of the contract, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made annually.

Tooling and engineering contract prices are generally fixed, however, price changes, change orders and program cancellations may affect the ultimate amount of revenue recorded with respect to a contract. Contract costs are estimated at the time of signing the contract and are reviewed at each reporting date. Adjustments to the original estimates of total contract costs are often required as work progresses under the contract and as experience is gained, even though the scope of the work under the contract may not change. When the current estimates of total contract revenue and total contract costs indicate a loss, a provision for the entire loss on the contract is made. Factors that are considered in arriving at the forecasted loss on a contract include, amongst others, cost over-runs, non-reimbursable costs, change orders and potential price changes.

For U.S. GAAP purposes, we adopted EITF 00-21, “Accounting for Revenue Arrangements With Multiple Deliverables” prospectively for new revenue arrangements with multiple deliverables entered into by us on or after January 1, 2004, which harmonized our Canadian and U.S. GAAP reporting for such arrangements. For separately priced in-house tooling and engineering services contracts provided in conjunction with subsequent production or assembly services entered into prior to January 1, 2004, the revenues and costs of sales on such activities continue to be deferred and amortized on a gross basis over the remaining life of the production or assembly program for U.S. GAAP purposes.

[b]   Contracts With Purchased Components

Revenues and cost of sales from separately priced tooling and engineering services contracts are presented on a gross basis in the consolidated statements of income when we are acting as principal and are subject to significant risks and rewards of the business. Otherwise, components of revenue and related costs are presented on a net basis. To date, substantially all separately priced engineering services and tooling contracts have been recorded on a gross basis.

As reported above, the reporting of sales and cost of sales for our vehicle assembly contracts is affected by the contractual terms of the arrangement.

In addition to our assembly business, we also enter into production contracts where we are required to coordinate the design, manufacture, integration and assembly of a large number of individual parts and components into a modular system for delivery to the OEM’s vehicle assembly plant. Under these contracts, we manufacture a portion of the products included in the module but also purchase components from various sub-suppliers and assemble such components into the completed module. We recognize module revenues and cost of sales on a gross basis when we have a combination of:

•        primary responsibility for providing the module to the OEM;

•        responsibility for styling and/or product design specifications;

•        latitude in establishing sub-supplier pricing;

•        responsibility for validation of sub-supplier part quality;

•        inventory risk on sub-supplier parts;

•        exposure to warranty; and

•        exposure to credit risk on the sale of the module to the OEM.

To date, revenues and cost of sales on our module contracts have been reported on a gross basis.

Amortized Engineering and Customer Owned Tooling Arrangements

We incur pre-production engineering research and development (“ER&D”) costs related to the products we produce for OEMs under long-term supply agreements. We expense ER&D costs, which are paid for as part of the subsequent related production and assembly program, as incurred unless a contractual guarantee for reimbursement exists.

In addition, we expense all costs as incurred related to the design and development of moulds, dies and other tools that we will not own and that will be used in, and reimbursed as part of the piece price amount for, subsequent related production or assembly program unless the supply agreement provides us with a contractual guarantee for reimbursement of costs or the non-cancellable right to use the moulds, dies and other tools during the supply agreement, in which case the costs are capitalized.

ER&D and customer-owned tooling costs capitalized in “Other assets” are amortized on a units of production basis over the related long-term supply agreement.

Impairment of Goodwill and Other Long-lived Assets

Goodwill is subject to an annual impairment test or more frequently when an event occurs that more likely than not reduces the fair value of a reporting unit below its carrying value.

We evaluate fixed assets and other long-lived assets for impairment whenever indicators of impairment exist. Indicators of impairment include prolonged operating losses or a decision to dispose of, or otherwise change the use of, an existing fixed or other long-lived asset. If the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges, is less than the reported value of the asset, an asset impairment must be recognized in the consolidated financial statements. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset from the reported value of the asset.

We believe that accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated net income and on the amount of assets reported in our consolidated balance sheet.

Warranty

We record product warranty liabilities based on individual customer agreements. Under most customer agreements, we only account for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customers’ warranty experience.

Product liability provisions are established based on our best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue, and we are required to participate either voluntarily or involuntarily. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, our estimated cost of the recall is recorded as a charge to net earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us, the customer and, in some cases a supplier.

Future Income Tax Assets

At December 31, 2007, we had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences of $108 million and $172 million, respectively. The future tax assets in respect of loss carryforwards relate primarily to U.S. subsidiaries.

On a quarterly basis, we evaluate the realizability of future tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. We have, and we continue to use tax planning strategies to realize future tax assets in order to avoid the potential loss of benefits.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factor we use to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2007, we determined that valuation allowances were required in the United States based on:

•      three year historical cumulative losses at our interior systems and powertrain operations;

•      the deterioration of near-term automotive market conditions in the United States; and

•      significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

At December 31, 2007, we had gross income tax loss carryforwards of approximately $1.0 billion, which relate primarily to operations in the United States, the United Kingdom, Belgium, Germany, Italy and Spain, the tax benefits of which have not been recognized in our unaudited consolidated financial statements. Of the total losses, $509 million expire between 2008 and 2027 and the remainder have no expiry date. If operations improve to profitable levels in these jurisdictions, and such improvements are sustained for a prolonged period of time, our earnings will benefit from these loss carryforward pools except for the benefit of losses obtained on acquisition which would reduce related goodwill and intangible balances.

Employee Benefit Plans

The determination of the obligation and expense for defined benefit pension, termination and long service arrangements and other post retirement benefits, such as retiree healthcare and medical benefits, is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include, among others, the discount rate, expected long-term rate of return on plan assets and rates of increase in compensation costs. Actual results that differ from the assumptions used are accumulated and amortized over future periods and therefore, impact the recognized expense and recorded obligation in future periods. Significant changes in assumptions or significant new plan enhancements could materially affect our future employee benefit obligations and future expense. At December 31, 2007, we had unrecognized past service costs and actuarial experience losses of $1 million that will be amortized to future employee benefit expense over the expected average remaining service life of employees.

New Accounting Pronouncements

Refer to note 1 of our audited consolidated financial statements for a detailed discussion related to new accounting standards which have not yet been adopted due to delayed effective dates.

Commitments and Contingencies

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable, but not absolute, assurance that material information required to be publicly disclosed by a public company is communicated in a timely manner to senior management to enable them to make timely decisions regarding public disclosure of such information. We have conducted an evaluation of our disclosure controls and procedures as of December 31, 2007 under the supervision, and with the participation of, our Chief Executive Officers and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officers and our Chief Financial Officer have concluded that our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission) are effective in providing reasonable assurance that material information relating to Magna (including all consolidated subsidiaries) is communicated to our senior management, including our Chief Executive Officers and our Chief Financial Officer, in a timely manner to enable them to make decisions regarding the public disclosure of such information.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Magna. Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting and concluded that, as at December 31, 2007, such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting. Ernst & Young LLP, which has audited our consolidated financial statements for the year ended December 31, 2007, has also issued a report on financial statements and internal controls under Auditing Standard No. 5 of the Public Companies Accounting Oversight Board (United States). This report is located on page 39 of this Annual Report to Shareholders.

Changes in Internal Controls over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Selected Annual Consolidated Financial Data

The following selected consolidated financial data has been derived from, and should be read in conjunction with the accompanying audited consolidated financial statements for the year ended December 31, 2007, which are prepared in accordance with Canadian GAAP.

	2007	2006	2005

Income Statement Data

Vehicle Production Volumes (millions of units)
North America	15.102	15.335	15.722
Europe	15.938	15.536	15.959

Average Dollar Content Per Vehicle
North America	$859	$775	$731
Europe	$435	$362	$317

Sales
External Production
North America	$12,977	$11,883	$11,499
Europe	6,936	5,624	5,058
Rest of World	411	269	171
Complete Vehicle Assembly	4,008	4,378	4,110
Tooling, Engineering and Other	1,735	2,026	1,973
Total sales	$26,067	$24,180	$22,811

Net Income	$663	$528	$639

Earnings per Class A Subordinate Voting or Class B Share
Basic	$5.95	$4.86	$5.99
Diluted	$5.86	$4.78	$5.90

Cash dividends paid per Class A Subordinate Voting or Class B Share	$1.15	$1.52	$1.52

Financial Position Data

Cash and cash equivalents	$2,954	$1,885	$1,682
Working capital	$3,112	$2,277	$2,215
Total assets	$15,343	$13,154	$12,321

Financing Resources
Liabilities
Bank indebtedness	$89	$63	$89
Long-term debt due within one year	374	98	131
Long-term debt	337	605	700
	800	766	920
Shareholders’ equity	8,642	7,157	6,565
Total capitalization	$9,442	$7,923	$7,485

Changes from 2006 to 2007 are explained in “Results of Operations - For the Year Ended December 31, 2007” section above.

2006 COMPARED TO 2005

SALES

External Production Sales - North America

External production sales in North America increased 3% or $384 million to $11.9 billion for 2006 compared to $11.5 billion for 2005. This increase in production sales reflects a 6% increase in our North American average dollar content per vehicle partially offset by a 2% decrease in North American vehicle production volumes.

Our average dollar content per vehicle grew by 6% or $44 to $775 for 2006 compared to $731 for 2005, primarily as a result of:

•      the launch of new programs during or subsequent to the year ended December 31, 2005, including:

•      GM’s next generation full-size pickups and SUVs;

•      the Ford Fusion, Mercury Milan and Lincoln Zephyr / MKZ;

•      the Chevrolet HHR;

•      the Dodge Caliber;

•      the Chevrolet Impala;

•      the Ford Explorer / Sport Trac and Mercury Mountaineer; and

•      the Buick Lucerne;

•      an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•      increased production and/or content on certain programs, including:

•      the Mercedes M-Class; and

•      the BMW Z4; and

•      the acquisition of CTS in February 2006.

These factors were partially offset by:

•      the impact of lower production and/or content on certain content programs, including:

•      the Dodge Caravan, Grand Caravan and Chrysler Town & Country;

•      the Ford Escape, Mercury Mariner and Mazda Tribute;

•      the Chevrolet Envoy, Buick Rainier and GMC Trailblazer;

•      the Cadillac STS;

•      the Ford Freestar and Mercury Monterey;

•      the Jeep Grand Cherokee;

•      the Chrysler Pacifica;

•      the Ford F-Series SuperDuty; and

•      the Cadillac CTS;

•      programs that ended production during or subsequent to the year ended December 31, 2005; and

•      incremental customer price concessions.

External Production Sales - Europe

External production sales in Europe increased 11% or $566 million to $5.6 billion for 2006 compared to $5.1 billion for 2005. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle partially offset by a 3% decline in European vehicle production volumes.

Our average dollar content per vehicle grew by 14% or $45 to $362 for 2006 compared to $317 for 2005, primarily as a result of:

•      acquisitions completed during or subsequent to 2005, including CTS in February 2006;

•      the launch of new programs during or subsequent to 2005, including the Honda Civic;

•      increased production and/or content on certain programs, including:

•      the Mercedes B-Class; and

•      the BMW X3; and

•      an increase in reported U.S. dollar sales primarily due to the strengthening of the euro and British pound against the U.S. dollar.

The factors were partially offset by:

•      the impact of lower production and/or content on certain programs, including:

•      the Mercedes C-Class;

•      the Mercedes A-Class;

•      the Chrysler Voyager and Grand Voyager; and

•      the Nissan Micra;

•      programs that ended production during or subsequent to 2005, including production on all MG Rover programs; and

•      incremental customer price concessions.

External Production Sales - Rest of World

External production sales in the Rest of World increased 57% or $98 million to $269 million for 2006 compared to $171 million for 2005. The increase in production sales is primarily a result of:

•      increased production sales at existing facilities in China;

•      the ramp-up of production at new facilities in China;

•      increased production sales at our powertrain facilities in Korea;

•      an increase in production sales at a closures systems facility in Brazil;

•      the acquisition of a mirrors facility in South Africa; and

•      an increase in reported U.S. dollar sales due to the strengthening of the Korean Won and Chinese Renminbi, each against the U.S. dollar.

These factors were partially offset by the closure during 2005 of an exterior systems facility in Brazil and an engineered glass facility in Malaysia.

Complete Vehicle Assembly Sales

Complete vehicle assembly volumes increased 8% to 248,059 units for 2006 compared to 230,505 units for 2005. Complete vehicle assembly sales increased 7% or $268 million to $4.4 billion for 2006 compared to $4.1 billion for 2005. The increase in complete vehicle assembly sales is primarily the result of:

•      the increase in assembly volumes for:

•      the BMW X3; and

•      the Saab 93 Convertible;

•      the launch of assembly programs during or subsequent to 2005, including:

•      the Chrysler 300 in the second quarter of 2005; and

•      the Jeep Commander in the first quarter of 2006; and

•      an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These increases were partially offset by a decrease in assembly volumes for:

•      the Mercedes G-Class;

•      the Mercedes E-Class 4MATIC;

•      the Chrysler Voyager; and

•      the Jeep Grand Cherokee.

The fourth quarter of 2006 marked the end of production for the Mercedes E-Class 4MATIC at our Graz vehicle assembly facility, as DaimlerChrysler will assemble this vehicle in-house.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 3% or $53 million to $2.03 billion for 2006 compared to $1.97 billion for 2005. The increase in tooling, engineering and other sales is primarily as a result of the strengthening of the Canadian dollar, euro and British Pound, each against the U.S. dollar. The sustained level of tooling, engineering and other sales reflects our continued involvement in new production programs.

Net Income

Net income decreased by 17% or $111 million to $528 million for 2006 compared to $639 million for 2005. Excluding the unusual items (described in the “Unusual Items” section above), net income decreased $110 million as a result of a reduction in operating income partially offset by decreases in income taxes and minority interest expense, all as discussed above.

	2006	2005	Change

Impairment charges (1)	$(46)	$(98)
Restructuring charges (2)	(65)	(48)
Sale of facilities (3)	(15)	10
Future tax recovery	10	—
Charges associated with MG Rover (4)	—	(13)
Settlement gain (5)	—	16
Foreign currency gain (6)	—	18
	$(116)	$(115)	$(1)

The unusual items for 2006 have been discussed in the “Unusual Items” section above. During 2005, the unusual items were as follows:

(1)   impairment charges including:

•      asset impairments charges relating to certain exterior systems facilities in the United Kingdom, Belgium, Germany and Canada, a closure systems facility in the Czech Republic, and certain powertrain facilities in the United States; and

•      a goodwill impairment charge related to our exterior systems reporting unit in Europe;

(2)   restructuring charges in Europe related primarily to severance costs at a mirrors facility in Ireland, an exterior systems facility in Belgium, and an engineering centre in France, and restructuring charges in North America related primarily to severance costs incurred as a result of the Privatizations and the consolidation and/or closure of certain exterior systems, powertrain and stampings facilities in Canada and the United States;

(3)   a gain on sale of a non-core seat component facility in North America;

(4)   MG Rover Group Limited (“MG Rover”) was placed into administration, which is similar to Chapter 11 bankruptcy protection in the United States. As a result, we recorded charges related to our MG Rover assets and supplier obligations;

(5)   receipt of an award by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and

(6)   a foreign currency gain on the repatriation of funds from Europe.

Excluding the unusual items, net income decreased $110 million as a result of increases in SG&A spending and depreciation and amortization of $114 million and $79 million, respectively. These factors were partially offset by increases in gross margin, net interest income, and equity income of $21 million, $20 million, and $5 million, respectively, and a decrease in income taxes of $25 million and minority interest expense of $12 million.

Gross margin as a percentage of total sales decreased to 12.3% for 2006 compared to 13.1% for 2005. Excluding the unusual items discussed above, gross margin as a percentage of total sales for 2006 decreased 0.6% primarily as a result of:

•      substantial underperformance at most of our interior systems facilities;

•      operational inefficiencies and other costs at certain facilities;

•      costs associated with the cancellation of the Ford Freestar and Mercury Monterey minivan program;

•      the accrual of the minimum required payment under our EEPPP;

•      lower margins as a result of a decrease in production volumes for certain programs; and

•      incremental customer price concessions.

The factors contributing to the decrease in gross margin as a percentage of sales were partially offset by:

•      a favourable revaluation to warranty accruals, substantially in Europe;

•      productivity and efficiency improvements at certain divisions;

•      price reductions from our suppliers; and

•      incremental gross margin earned on program launches.

The increase in depreciation and amortization costs for 2006 was primarily as a result of:

•      the purchase of subsidiaries, including depreciation and amortization of assets related to the CTS acquisition in 2006 and the amortization of fair value increments related to the privatization of our former public subsidiaries: Tesma International Inc.; Decoma International Inc; and Intier Automotive Inc. (the “Privatizations”);

•      depreciation and amortization of assets at new facilities that launched during or subsequent to 2005;

•      an increase in assets employed in the business to support future growth; and

•      an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar.

SG&A expenses as a percentage of sales increased to 5.6% for 2006 compared to 5.3% for 2005. Excluding unusual items discussed above, SG&A increased $114 million primarily as a result of:

•      increased selling, general and administrative expenses related to the acquisition of CTS;

•      increased costs incurred at certain underperforming divisions in Europe;

•      an increase in reported U.S. dollar SG&A due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar; and

•      higher infrastructure costs to support the increase in sales levels, including spending to support program launches.

These factors were partially offset by:

•      lower stock option compensation expense; and

•      lower incentive compensation.

Minority interest expense decreased by $11 million because no minority interest expense was recorded in 2006 as a result of the Privatizations.

Earnings per Share

Diluted earnings per share decreased 19% or $1.12 to $4.78 for 2006 compared to $5.90 for 2005. Excluding the unusual items described above, diluted earnings per share decreased $1.13 from 2005 as a result of the decrease in net income (excluding unusual items) combined with an increase in the weighted average number of diluted shares outstanding during the year.

The increase in the weighted average number of diluted shares outstanding was primarily the result of the additional Class A Subordinate Voting Shares that were included in the weighted average number of shares outstanding as a result of the Privatizations.

Financial Position

Total Assets

During 2006, total assets increased by $833 million to $13.2 billion primarily as a result of:

•      acquisitions during 2006, including the purchase of CTS, which added approximately $475 million of total assets;

•      the growth in our cash resources, as discussed above; and

•      an increase in U.S. dollar reported amounts of our assets as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Financing Resources

Total capitalization increased by 6% or $438 million to $7.9 billion at December 31, 2006 compared to $7.5 billion at December 31, 2005. The increase in capitalization is a result of a $592 million increase in shareholders’ equity, offset in part by a $154 million decrease in liabilities.

The increase in shareholders’ equity is primarily the result of:

•      net income earned during 2006 (as discussed above);

•      a $193 million increase in the currency translation adjustment, primarily due to the strengthening of the Canadian dollar against the U.S. dollar between December 31, 2005 and December 31, 2006; and

•      Class A Subordinate Voting Shares issued on the exercise of stock options.

The increases in equity were partially offset by:

•      dividends paid during 2006; and

•      a $6 million reduction of share capital related to the repurchase of Class A Subordinate Voting Shares which were awarded on a restricted basis to an executive.

The decrease in liabilities is primarily the result of:

•      the repayment in January of the second series of senior unsecured notes related to the NVG acquisition;

•      repayments of $59 million and $48 million of senior unsecured notes in May and October, respectively; and

•      the deconsolidation of a partially owned European subsidiary which declared bankruptcy in August and was subsequently sold by the administrator.

These decreases were partially offset by an increase in reported U.S. dollar amounts, primarily as a result of the strengthening of the euro against the U.S. dollar.

During 2006, our cash resources increased by $203 million to $1.9 billion as a result of the cash provided from operating activities, partially offset by the cash used in investing and financing activities.

Results of Operations - For the Three Months Ended December 31, 2007

The discussion of our results of operations for the three months ended December 31, 2007 contained in the MD&A attached to our press release dated February 27, 2008, as filed via the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) (www.sedar.com), is incorporated by reference herein.

Selected Quarterly Consolidated Financial Data

The following selected consolidated financial data has been prepared in accordance with Canadian GAAP.

	For the three month periods ended
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007

Sales	$6,423	$6,731	$6,077	$6,836

Net income	$218	$262	$155	$28

Earnings per Class A Subordinate Voting or Class B Share
Basic	$2.00	$2.40	$1.40	$0.24
Diluted	$1.96	$2.35	$1.38	$0.24

	For the three month periods ended
	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2006	2006	2006	2006

Sales	$6,019	$6,369	$5,424	$6,368

Net income	$212	$193	$94	$29

Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.95	$1.78	$0.87	$0.26
Diluted	$1.91	$1.75	$0.86	$0.26

In general, sales increased from 2006 to 2007 as a result of product launches, the acquisition of Pressac in January 2007, and the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar. The third quarter of both years is generally affected by the normal seasonal effects of lower vehicle production volumes as a result of OEM summer shutdowns.

Included in the quarterly net income are the following unusual items that have been discussed above:

	For the three month periods ended
	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007

Impairment charges	$—	$(14)	$—	$(26)
Restructuring charges	—	(10)	(5)	(12)
Sale of facilities	—	—	(7)	—
Sale of property	—	—	30	—
Foreign currency gain	—	—	7	17
Write-off deferred tax assets	—	—	—	(115)
Future tax charge	—	—	(40)	(8)
	$—	$(24)	$(15)	$(144)

	For the three month periods ended
	Mar 31, 2006	Jun 30, 2006	Sep 30, 2006	Dec 31, 2006

Impairment charges	$—	$—	$—	$(46)
Restructuring charges	(9)	(18)	(4)	(34)
Sale of facilities	—	(15)	—	—
Future tax recovery	—	10	—	—
	$(9)	$(23)	$(4)	$(80)

For more information regarding our quarter over quarter results, please refer to our first, second and third quarter 2007 quarterly reports which are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Forward-Looking Statements

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation: declining production volumes caused by industry cyclicality and changes in consumer demand for vehicles; shifting OEM market shares; a reduction in the production volumes of certain vehicles, such as certain light trucks; the inability of our customers to meet their financial obligations to us; our ability to offset price concessions demanded by our customers; our ability to fully recover pre-production expenses; warranty and recall costs; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; the financial distress of some of our suppliers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; fluctuations in relative currency values; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the termination or non-renewal by our customers of any material contracts; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; work stoppages and labour relations disputes; unionization activities; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the fact that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and OJSC Russian Machines (“Russian Machines”) for so long as the governance arrangements remain in place between them; the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, may take longer to realize than expected or may not be realized at all; the possibility that the governance arrangements between the Stronach Trust and Russian Machines may terminate in certain circumstances; potential conflicts of interest with the Stronach Trust involving MI Developments and Magna Entertainment Corp.; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc.

Management’s Responsibility for Financial Reporting

Magna’s management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles.

Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this Annual Report has been prepared by management to ensure consistency with that in the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee, audited by the independent auditors and approved by the Board of Directors of the Company.

Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that the Company’s activities are appropriately accounted for and assets are adequately safeguarded. In compliance with U.S. Securities and Exchange Commission (“SEC”) requirements and Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”), management has determined that as at December 31, 2007 internal control over financial reporting is, in all material respects effective. The Company’s Co-Chief Executive Officers and Chief Financial Officer, in compliance with Section 302 of SOX, provide a certification related to the Company’s annual disclosure document in the U.S. (Form 40-F) to the SEC. According to Multilateral Instrument 52-109, the same certification is provided to the Canadian Securities Administrators.

The Company’s Audit Committee is appointed by its Board of Directors annually and is comprised solely of outside independent directors. The Audit Committee meets regularly with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors’ report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements and the effectiveness of Internal control over financial reporting have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The Independent Auditors’ Reports on the consolidated financial statements and internal controls outline the nature of their examinations and their opinion. The independent auditors have full and unrestricted access to the Audit Committee.

/s/ Donald J. Walker	/s/ Siegfried Wolf	/s/ Vincent J. Galifi

Donald J. Walker	Siegfried Wolf	Vincent J. Galifi
Co-Chief Executive Officer	Co-Chief Executive Officer	Executive Vice-President
and Chief Financial Officer

Toronto, Canada,
March 20, 2008

Independent Auditors’ Report on Financial Statements

To the Shareholders of
Magna International Inc.

We have audited the consolidated balance sheets of Magna International Inc. as at December 31, 2007 and 2006 and the consolidated statements of income and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted the Canadian Institute of Chartered Accountants Handbook Sections 1530, “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement”, 3861 “Financial Instruments – Disclosure and Presentation”, and 3865 “Hedges”.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

March 20, 2008

Toronto, Canada,

Chartered Accountants

Licensed Public Accountants

Independent Auditors’ Report on Internal Controls Under Standards of The Public Company Accounting Oversight Board (United States)

To the Shareholders of
Magna International Inc.

We have audited Magna International Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Responsibility for Financial Reporting on page 37 of this Annual report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2007 and 2006, and the consolidated statements of income and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated March 20, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

March 20, 2008

Toronto, Canada,

Chartered Accountants

Licensed Public Accountants

Magna International Inc.

Consolidated Statements of Income and Comprehensive Income

[U.S. dollars in millions, except per share figures]

Years ended December 31,

	Note	2007	2006	2005

Sales		$26,067	$24,180	$22,811

Costs and expenses
Cost of goods sold		22,599	21,211	19,831
Depreciation and amortization		872	790	711
Selling, general and administrative	17	1,461	1,360	1,198
Interest (income) expense, net	15	(62)	(14)	6
Equity income		(11)	(13)	(8)
Impairment charges	4	56	54	131
Income from operations before income taxes and minority interest		1,152	792	942
Income taxes	12	489	264	292
Minority interest		—	—	11
Net income		663	528	639
Other comprehensive income (loss):	2, 20
Net realized and unrealized gains (losses) on translation of net investment in foreign operations		727	193	(151)
Repurchase of shares	3, 18	(181)	—	—
Net unrealized losses on cash flow hedges		(8)	—	—
Reclassifications of net losses on cash flow hedges to net income		1	—	—
Comprehensive income		$1,202	$721	$488

Earnings per Class A Subordinate Voting or Class B Share	5
Basic		$5.95	$4.86	$5.99
Diluted		$5.86	$4.78	$5.90

Cash dividends paid per Class A Subordinate Voting or Class B Share		$1.15	$1.52	$1.52

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year [in millions]:	5
Basic		111.4	108.6	106.7
Diluted		114.1	111.4	109.0

See accompanying notes

Magna International Inc.

Consolidated Statements of Retained Earnings

[U.S. dollars in millions]

Years ended December 31,

	Note	2007	2006	2005

Retained earnings, beginning of year		$3,773	$3,409	$2,937
Net income		663	528	639
Dividends on Class A Subordinate Voting and Class B Shares		(131)	(164)	(167)
Repurchase of Class A Subordinate Voting Shares	3, 18	(755)	—	—
Repurchase of Class B Shares	3	(24)	—	—
Retained earnings, end of year		$3,526	$3,773	$3,409

See accompanying notes

Magna International Inc.

Consolidated Statements of Cash Flows

[U.S. dollars in millions]

Years ended December 31,

	Note	2007	2006	2005

OPERATING ACTIVITIES
Net income		$663	$528	$639
Items not involving current cash flows	6	1,024	911	901
		1,687	1,439	1,540
Changes in non-cash operating assets and liabilities	6	(94)	157	158
Cash provided from operating activities		1,593	1,596	1,698

INVESTMENT ACTIVITIES
Fixed asset additions		(741)	(793)	(848)
Purchase of subsidiaries	7	(46)	(284)	(187)
Increase in investments and other assets		(190)	(99)	(127)
Proceeds from disposition		109	65	111
Cash used for investment activities		(868)	(1,111)	(1,051)

FINANCING ACTIVITIES
Repayments of debt	15	(79)	(275)	(329)
Issues of debt	15	28	24	49
Issues of Class A Subordinate Voting Shares	3, 17, 18	1,560	28	20
Repurchase of Class A Subordinate Voting Shares	3, 18	(1,310)	—	—
Repurchase of Class B Shares	3	(24)	—	—
Dividends		(131)	(163)	(166)
Cash provided from (used for) financing activities		44	(386)	(426)

Effect of exchange rate changes on cash and cash equivalents		300	(104)	(58)

Net increase in cash and cash equivalents during the year		1,069	203	163
Cash and cash equivalents, beginning of year		1,885	1,682	1,519
Cash and cash equivalents, end of year		$2,954	$1,885	$1,682

See accompanying notes

Magna International Inc.

Consolidated Balance Sheets

[U.S. dollars in millions]

As at December 31,

	Note	2007	2006

ASSETS
Current assets
Cash and cash equivalents		$2,954	$1,885
Accounts receivable		3,981	3,629
Inventories	8	1,681	1,437
Prepaid expenses and other	2	154	109
		8,770	7,060
Investments	9, 16	280	151
Fixed assets, net	4, 10	4,307	4,114
Goodwill	4, 11	1,237	1,096
Future tax assets	2, 12	280	255
Other assets	2, 13	469	478
		$15,343	$13,154

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	15	$89	$63
Accounts payable		3,492	3,608
Accrued salaries and wages		544	453
Other accrued liabilities	2, 14	911	426
Income taxes payable	12	248	135
Long-term debt due within one year	15	374	98
		5,658	4,783
Deferred revenue		60	73
Long-term debt	15	337	605
Other long-term liabilities	2, 16	394	288
Future tax liabilities	2, 12	252	248
		6,701	5,997

Shareholders’ equity
Capital stock	3, 18
Class A Subordinate Voting Shares [issued: 2007 – 115,344,184; 2006 – 108,787,387]		3,708	2,505
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 2007 – 726,829; 2006 – 1,092,933]		—	—
Contributed surplus	19	58	65
Retained earnings	3, 18	3,526	3,773
Accumulated other comprehensive income	2, 3, 20	1,350	814
		8,642	7,157
		$15,343	$13,154

Commitments and contingencies [notes 15, 21 and 24]

See accompanying notes

On behalf of the Board:

/s/ Don Resnick	/s/ Frank Stronach

Director	Chairman of the Board

Magna International Inc.

Notes to Consolidated Financial Statements

[All amounts in U.S. dollars and all tabular amounts in millions, except per share figures, unless otherwise noted]

1.	Significant Accounting Policies

Basis of presentation

Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers [“OEMs”] of cars and light trucks in North America, Europe, Asia, South America and Africa.

The consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles [“Canadian GAAP”]. These principles are also in conformity, in all material respects, with United States generally accepted accounting principles [“U.S. GAAP”], except as described in note 26 to the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”], some of which had a minority interest. The Company accounts for its interests in jointly controlled entities using the proportionate consolidation method. All significant intercompany balances and transactions have been eliminated.

Financial instruments

The Company classifies all of its financial assets and financial liabilities as held for trading, held to maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Held for trading financial instruments, which include cash and cash equivalents, are measured at fair value and all gains and losses are included in net income in the period in which they arise. Held to maturity investments which include the Company’s investment in asset-backed commercial paper [“ABCP”] and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements are recorded at amortized cost using the effective interest method. Loans and receivables, which include accounts receivable, long-term receivables, accounts payable, accrued salaries and wages, and certain other accrued liabilities are recorded at amortized cost using the effective interest method. The Company does not currently have any available for sale financial assets.

Foreign currency translation

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates.

Assets and liabilities of the Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end, and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company’s net investment in these operations are included in comprehensive income and are deferred in accumulated other comprehensive income. Foreign exchange gains or losses on non-U.S. dollar debt that is designated as a hedge of the Company’s net investment in these operations is also recorded in accumulated other comprehensive income. The appropriate amounts of exchange gains or losses in accumulated other comprehensive income are reflected in income when there is a reduction, as a result of capital transactions, in the Company’s net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are reflected in income, except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies and on intercompany balances which are designated as long-term investments. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed U.S. dollar and euro [“€”] outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the balance sheet at fair value. The fair values of derivatives are recorded in other assets or other liabilities. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

Inventories

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

Investments

The Company accounts for its investments in which it has significant influence on the equity basis. Investments also include the Company’s investment in ABCP and long-term interest bearing government securities held to partially fund certain Austrian lump sum termination and long service payment arrangements pursuant to local tax laws.

Long-lived assets

Fixed assets are recorded at historical cost. Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Definite-lived intangible assets, which have arisen principally through acquisitions, are amortized on a straight-line basis over their estimated useful lives, typically over periods not exceeding five years.

The Company assesses fixed and other long-lived assets [excluding goodwill] for recoverability whenever indicators of impairment exist. If the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of the long-lived assets is generally determined using estimated discounted future cash flows.

Goodwill

Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the assets acquired and liabilities assumed less any subsequent writedowns for impairment. Goodwill is subject to an annual impairment test. Goodwill impairment is evaluated between annual tests upon the occurrence of certain events or circumstances. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment, if any. The fair value of goodwill is determined using the estimated discounted future cash flows of the reporting unit.

Other assets

Other assets include long-term receivables, which represent the recognized sales value of tooling and design and engineering services provided to customers under certain long-term contracts. The receivables will be paid in full upon completion of the contracts, in instalments or in fixed amounts per vehicle based on forecasted production volumes. In the event that actual production volumes are less than those forecasted, a reimbursement for any shortfall will be made.

Preproduction costs related to long-term supply agreements

Costs incurred in establishing new facilities that require substantial time to reach commercial production capability are expensed as incurred.

Costs incurred [net of customer subsidies] related to design and engineering, which are paid for as part of subsequent production piece price amounts are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred [net of customer subsidies] related to design and development costs for moulds, dies and other tools that the Company does not own [and that will be used in, and paid for as part of the piece price amount for, subsequent production] are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancellable right to use the moulds, dies and other tools during the supply agreement.

Costs deferred in the above circumstances are included in other assets and amortized on a units-of-production basis to cost of goods sold over the anticipated term of the supply agreement.

Warranty

The Company records product warranty liabilities based on its individual customer agreements. Under most customer agreements, the Company only accounts for existing or probable claims on product default issues when amounts related to such issues are probable and reasonably estimable. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

Product liability provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims on product default issues. Recall costs are costs incurred when government regulators and/or the customer decides to recall a product due to a known or suspected performance issue, and the Company is required to participate, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer’s cost of the recall and labour to remove and replace the defective part. When a decision to recall a product has been made or is probable, the Company’s estimated cost of the recall is recorded as a charge to earnings in that period. In making this estimate, judgment is required as to the number of units that may be returned as a result of the recall, the total cost of the recall campaign and the ultimate negotiated sharing of the recall cost between the Company, the customer and, in some cases a supplier to the Company.

Employee future benefit plans

The cost of providing benefits through defined benefit pensions, lump sum termination and long service payment arrangements, and post-retirement benefits other than pensions is actuarially determined and recognized in income using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and, with respect to medical benefits, expected health care costs. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in income over the expected average remaining service life of employees. Gains related to plan curtailments are recognized when the event giving rise to the curtailment has occurred. Plan assets are valued at fair value. The cost of providing benefits through defined contribution pension plans is charged to income in the period in respect of which contributions become payable.

Asset retirement obligation

The Company recognizes its obligation to restore leased premises at the end of the lease by recording at lease inception the estimated fair value of this obligation as other long-term liabilities with a corresponding amount recognized as fixed assets. The fixed asset amount is amortized over the period from lease inception to the time the Company expects to vacate the premises, resulting in both depreciation and interest charges. The estimated fair value of the obligation is assessed for changes in the expected timing and extent of expenditures with changes related to the time value of money recorded as interest expense.

Subordinated debentures

The Company’s subordinated debentures are recorded as debt with the exception of the equity value ascribed to the holders’ option to convert the 6.5% subordinated debentures into Class A Subordinate Voting Shares, which is recorded as part of shareholders’ equity in contributed surplus. The holders’ conversion option is valued using a residual value approach.

Revenue recognition

Revenue from the sale of manufactured products is recognized when the price is fixed or determinable, collectability is reasonably assured and upon shipment to [or receipt by customers, depending on contractual terms], and acceptance by, customers.

Separately priced tooling and engineering services are accounted for as a separate revenue element only in circumstances where the tooling and engineering has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. Revenues from significant engineering services and tooling contracts that qualify as separate revenue elements are recognized on a percentage of completion basis. Percentage of completion is generally determined based on the proportion of accumulated expenditures to date as compared to total anticipated expenditures.

Revenue and cost of sales, including amounts from separately priced engineering and tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenues and related costs are presented on a net basis. With respect to vehicle assembly sales, where Magna is acting as principal with respect to purchased components and systems, the selling price to the customer includes the costs of such inputs. These programs are accounted for on a full-cost basis under which sales and cost of sales include these input costs. Where third-party components and systems are held on consignment by the Company, the selling price to the customer reflects a value-added assembly fee only and, accordingly, the costs of such consignment inputs are not included in sales and cost of sales.

Government financing

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions that the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are generally recorded as a reduction of expense at the time the eligible expenses are incurred. In the case of certain foreign subsidiaries, the Company receives tax super allowances which are paid in cash. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

Research and development

Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery. As at December 31, 2007 and 2006 no development costs were deferred.

Income taxes

The Company uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

No future tax liability is recorded for taxes that could arise on the remittance of the undistributed earnings of foreign subsidiaries as these earnings are considered to be reinvested for the foreseeable future. Taxes are recorded on such foreign undistributed earnings when circumstances change and it becomes apparent that such earnings will be distributed in the foreseeable future.

Stock-based compensation

Effective January 1, 2003, the Company prospectively adopted the fair value method for recognizing compensation expense for stock options granted under its option plans. Under the prospective method of adoption, compensation expense is recognized for stock options granted, modified, or settled after January 1, 2003 based upon the fair value of the options at the grant or modification date. The fair value of the options is recognized over the vesting period of the options as compensation expense in selling, general and administrative expense with a corresponding increase to contributed surplus.

For stock options granted prior to January 1, 2003, the Company continues to use the intrinsic value method unless such options were modified after January 1, 2003.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yields, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside the Company’s control. If other assumptions are used, stock-based compensation expense could be significantly impacted.

As stock options are exercised, the proceeds received on exercise, in addition to the portion of the contributed surplus balance related to those stock options, is credited to Class A Subordinate Voting Shares and contributed surplus is reduced accordingly.

The Company’s restricted stock plans and restricted share unit plans are measured at fair value at the date of grant and amortized to compensation expense from the effective date of the grant to the final vesting date in selling, general and administrative expense with a corresponding increase to contributed surplus. As restricted stock or restricted share units are released under the plans, the portion of the contributed surplus balance relating to the restricted stock or restricted share units is credited to Class A Subordinate Voting Shares and released from contributed surplus.

Comprehensive income

Other comprehensive income includes unrealized gains and losses on translation of the Company’s net investment in self-sustaining foreign operations, and to the extent that cash flow hedges are effective, the change in their fair value, net of income taxes. Other comprehensive income is presented below net income on the Consolidated Statements of Income and Comprehensive Income. Comprehensive income is composed of net income and other comprehensive income.

Accumulated other comprehensive income is a separate component of shareholders’ equity which includes the accumulated balances of all components of other comprehensive income which are recognized in comprehensive income but excluded from net income.

Earnings per Class A Subordinate Voting or Class B Share

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all the convertible subordinated debentures been exercised or converted into Class A Subordinate Voting Shares at the beginning of the year. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method.

Class A Subordinate Voting Shares that have not been released under the Company’s restricted stock plan have been excluded in the calculation of basic earnings per share but have been included in the calculation of diluted earnings per share.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Future accounting standards

In June 2007, the CICA issued Handbook Section 3031, “Inventories”, which provides additional guidance on the measurement and disclosure requirements for inventory. The new standard is effective for Magna in the first quarter of 2007 and specifically requires that inventories be measured at the lower of cost and net realizable value. The new standard also provides more guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. The new standard is not expected to have a material impact on the Compay’s consolidated financial statements.

2.	Accounting Change

In January 2005, the Canadian Institute of Chartered Accountants approved Handbook Sections 1530 “Comprehensive Income”, 3855 “Financial Instruments - Recognition and Measurement”, 3861 “Financial Instruments - Disclosure and Presentation”, and 3865 “Hedges”. The Company adopted these new recommendations effective January 1, 2007 with no restatement of prior periods, except to classify the currency translation adjustment as a component of accumulated other comprehensive income. With the adoption of these new standards, the Company’s accounting for financial instruments and hedges complies with U.S. GAAP in all material respects commencing January 1, 2007.

As a result of adopting these new standards, the impact of recognizing the fair value of derivative instruments on the consolidated balance sheet as at January 1, 2007 was as follows:

Increase in prepaid expenses and other	$28
Increase in other assets	17
Increase in future tax assets	14

Increase in other accrued liabilities	$32
Increase in other long-term liabilities	17
Increase in future tax liabilities	13

Decrease in accumulated other comprehensive income	$3

3.	Russian Machines Tranaction

During the third quarter of 2007, following approval by Magna’s Class A Subordinate Voting and Class B Shareholders, the Company completed the court-approved plan of arrangement [the “Arrangement”] whereby OJSC Russian Machines [“Russian Machines”], a wholly owned subsidiary of Basic Element Limited, made a major strategic investment in Magna.

The impact of this transaction on the consolidated balance sheet was as follows:

	Class A
	Subordinate Voting		Class B
	Share	Share	Share
	Issuance	Repurchase	Repurchase	Net
	[a]	[c]	[a]	Impact

Number of shares issued (repurchased)	20,000,000	(11,902,654)	(217,400)	7,879,946

Net cash received (paid)	1,531	(1,091)	(24)	416

Increase (decrease) in capital stock	1,531	(280)	—	1,251
Decrease in retained earnings	—	(655)	(24)	(679)
Decrease in accumulated other comprehensive income	—	(156)	—	(156)
Increase (decrease) in shareholders’ equity	1,531	(1,091)	(24)	416

[a]   In accordance with the Arrangement:

[i]    Russian Machines invested $1.54 billion to indirectly acquire 20 million Class A Subordinate Voting Shares of Magna from treasury. Issue costs related to the issuance of these shares were $6 million.

[ii]   The Company purchased 217,400 Class B Shares for cancellation, representing all the outstanding Class B Shares, other than those indirectly controlled by the Stronach Trust, for approximately $24 million, and the number of votes per Class B Share was reduced from 500 votes to 300 votes. The excess cash paid over the book value of the Class B Shares repurchased of $24 million was charged to retained earnings.

[iii]  The Stronach Trust and certain members of the Company’s executive management combined their respective shareholdings in Magna [in the case of executive management, a portion of their shareholdings], together with the 20 million Class A Subordinate Voting Shares issued as part of the Arrangement, into a new Canadian holding company. At September 20, 2007, the new Canadian holding company indirectly held 100% of the outstanding Class B Shares and approximately 71.1% of the votes attached to all the Class A Subordinate Voting Shares and Class B Shares then outstanding.

[b]   Prior to completion of the Arrangement, Magna caused the conversion of 148,704 Class B Shares held by the MIC Trust and 865714 Ontario Inc., a wholly-owned subsidiary of Magna, into Class A Subordinate Voting Shares.

[c]   On September 25, 2007, the Company also completed a Substantial Issuer Bid pursuant to which it purchased for cancellation 11.9 million Class A Subordinate Voting Shares, representing 9.2% of the issued and outstanding Class A Subordinate Voting Shares for an aggregate purchase price of approximately $1.1 billion [including $2 million of costs relating to the transaction]. The excess paid over the book value of the Class A Subordinate Voting Shares repurchased of $655 million was charged to retained earnings.

4.	Goodwill and Long-Lived Assets

In conjunction with the Company’s annual goodwill impairment analysis and consideration of other indicators of impairment of its long-lived assets at certain operations, the Company has recorded impairment charges as follows:

		2007	2006	2005

[a]	Long-lived asset impairments:
	Europe	$12	$41	$89
	North America	44	13	21

[b]	Goodwill impairment:
	Europe	—	—	21
		$56	$54	$131

[a]   Long-lived asset impairments

EUROPE

For the year ended December 31, 2007

Due to recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects, during 2007 the Company recorded asset impairments of $12 million [$12 million after tax] relating to certain assets and facilities in Germany, Austria, Spain and the Czech Republic.

For the year ended December 31, 2006

During 2006, the Company recorded asset impairments of $41 million [$38 million after tax] relating to certain assets and facilities in Germany, Austria, the United Kingdom, Spain and the Czech Republic. The asset impairments were recorded based on recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects.

For the year ended December 31, 2005

During 2005, the Company recorded asset impairments of $89 million [$63 million after tax] relating to certain assets and facilities including:

In the United Kingdom, Belgium and Germany, the Company identified issues relating to certain exterior systems facilities, including: (i) recurring losses that were projected to continue as a result of existing sales levels and limited sales growth prospects at certain of these facilities; (ii) uncertain long-term production volumes for the United Kingdom market in general; (iii) excess paint capacity in the European market; and (iv) the resultant rationalization of painting and moulding facilities. As a result, an asset impairment of $80 million was recorded.

The Company also recorded an $8 million impairment at a closure systems facility in the Czech Republic.

NORTH AMERICA

For the year ended December 31, 2007

During 2007, the Company recorded asset impairments of $44 million [$28 million after tax] at an interiors systems facility in the United States and certain powertrain facilities in the United States and Canada. The asset impairments were recorded as a result of: (i) ceasing operations and/or use of certain assets at two powertrain facilities; and (ii) losses that were projected to be incurred throughout the Company’s business planning period based on existing and projected sales levels.

For the year ended December 31, 2006

During 2006, the Company recorded an asset impairment of $13 million [$8 million after tax] relating to certain interior system facilities in the United States. The asset impairments were recorded as a result of losses that were projected to be incurred throughout the Company’s business planning period based on existing and projected sales levels.

For the year ended December 31, 2005

During 2005, the Company recorded an asset impairment of $21 million [$14 million after tax] relating to certain assets and facilities. The Company identified issues relating to an exterior systems facility in Canada, including losses that were projected to be incurred throughout the Company’s business planning period as a result of existing and projected sales levels. As a result, an asset impairment of $12 million was recorded. The Company also identified issues relating to certain powertrain facilities in the United States, including: (i) ceasing operations at a facility; and (ii) recurring losses that were projected to continue. As a result, asset impairments of $9 million were recorded in respect of certain assets at these facilities.

[b]   Goodwill impairment

In conjunction with its annual business planning cycle, the Company completed its goodwill impairment analysis. As a result of this analysis, during 2005 the Company recorded a $21 million goodwill impairment charge related to its exterior systems reporting unit in Europe. This impairment charge was not tax benefited. No goodwill impairment charge was recorded during 2007 or 2006.

5.	Earnings Per Share

Earnings per share are computed as follows:

	2007	2006	2005

Basic earnings per Class A Subordinate Voting or Class B Share:

Net income	$663	$528	$639

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	111.4	108.6	106.7

Basic earnings per Class A Subordinate Voting or Class B Share	$5.95	$4.86	$5.99

Diluted earnings per Class A Subordinate Voting or Class B Share:

Net income available to Class A Subordinate Voting and Class B Shareholders	$663	$528	$639
Adjustment [net of related tax effect]:
Interest on Convertible Subordinated Debentures	5	5	4
	$668	$533	$643

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	111.4	108.6	106.7
Adjustments
Stock options and restricted stock	1.6	1.7	1.4
Convertible Subordinated Debentures	1.1	1.1	0.9
	114.1	111.4	109.0

Diluted earnings per Class A Subordinate Voting or Class B Share	$5.86	$4.78	$5.90

Diluted earnings per Class A Subordinate Voting or Class B Share exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption.

Diluted earnings per Class A Subordinate Voting or Class B Share also exclude 2.9 million [2006 - 3.7 million; 2005 - 3.6 million] Class A Subordinate Voting Shares issuable under the Company’s Incentive Stock Option Plan because these options were not ‘in-the-money’.

6.	Details of Cash from Operating Activities

[a]   Items not involving current cash flows:

	2007	2006	2005

Depreciation and amortization	$872	$790	$711
Goodwill and long-lived asset impairments	56	54	131
Valuation allowance established against future tax assets	115	—	—
Equity income	(11)	(13)	(8)
Minority interest	—	—	11
Future income taxes and non-cash portion of current taxes	(123)	(92)	(12)
Other non-cash charges	115	172	68
	$1,024	$911	$901

[b]   Changes in non-cash operating assets and liabilities:

	2007	2006	2005

Accounts receivable	$36	$14	$(280)
Inventories	(97)	60	(83)
Prepaid expenses and other	(13)	15	11
Accounts payable, accrued salaries and wages and other accrued liabilities	(65)	62	510
Income taxes payable	66	35	(20)
Deferred revenue	(21)	(29)	20
	$(94)	$157	$158

7.	Business Acquisitions

Acquisitions in the year ended December 31, 2007

On January 15, 2007, Magna acquired two facilities from Pressac Investments Limited [“Pressac”]. The facilities in Germany and Italy manufacture electronic components for sale to various customers, including Volkswagen, Mercedes and Fiat. The total consideration for the acquisition amounted to $52 million [€40 million], consisting of $46 million paid in cash, net of cash acquired, and $6 million of assumed debt.

The net effect of the acquisition on the Company’s 2007 consolidated balance sheet was increases in non-cash working capital of $12 million, fixed assets of $20 million, goodwill of $25 million, other assets of $3 million, other long-term liabilities of $6 million and future tax liabilities of $2 million.

Acquisitions in the year ended December 31, 2006

[a]   CTS Fahrzeug-Dachsysteme GmbH, Bietingheim-Bissingen [“CTS”]

On February 2, 2006, Magna acquired CTS, a leading manufacturer of roof systems for the automotive industry. CTS manufactures soft tops, hard tops and modular retractable hard tops. In addition to Porsche, its customers include Mercedes, Ferrari, Peugeot and General Motors. CTS has six facilities in Europe and two facilities in North America.

The total consideration for the acquisition of CTS amounted to $271 million, consisting of $203 million paid in cash and $68 million of assumed debt.

[b]   Magna Golf Club and Fontana Golf and Sports Club

On August 25, 2006, the Company acquired the net assets of the Magna Golf Club located in Aurora, Ontario from Magna Entertainment Corp. [“MEC”] for total cash consideration of $46 million. On November 1, 2006, the Company purchased the Fontana Golf and Sports Club in Austria from MEC for total consideration of $38 million. These transactions were reviewed by a Special Committee, and approved by the independent members of Magna’s Board of Directors following the unanimous recommendation of the Special Committee.

[c]   Other

During 2006, the Company acquired a number of small manufacturing and engineering facilities. Total consideration for these acquisitions amounted to $19 million, consisting of $18 million paid in cash and $1 million of assumed debt.

The net effect of these acquisitions on the Company’s 2006 consolidated balance sheet was increases in non-cash working capital of $69 million, fixed assets of $136 million, goodwill of $127 million, other assets of $74 million, deferred revenues of $12 million, other long-term liabilities of $11 million and future tax liabilities of $9 million.

Acquisitions in the year ended December 31, 2005

[a]   Privatizations

In October 2004, Magna announced its proposal to take each of the publicly traded subsidiaries private [the “Privatizations”]. The Privatizations were completed over a three-month period as follows:

Tesma

On February 1, 2005, the shareholders of Tesma International Inc. [“Tesma”] approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares [note 18] and cash of $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of $17 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 19]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $270 million, including fixed assets of $50 million, intangible assets of $119 million, goodwill of $155 million and future tax liabilities of $54 million.

Decoma

On February 28, 2005, the shareholders of Decoma International Inc. [“Decoma”] approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares [note 18] and cash of $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of $2 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 19]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $78 million, including fixed assets of $29 million, goodwill of $59 million and future tax liabilities of $10 million.

Intier

On March 30, 2005, the shareholders of Intier Automotive Inc. [“Intier”] approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares [note 18]and cash of $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier, resulting in an increase in the purchase price of $23 million, representing the fair value of the stock options assumed. This fair value has been credited to contributed surplus [note 19]. The excess of the purchase price over the Company’s incremental interest in the book value of the assets acquired and liabilities assumed was $87 million, including fixed assets of $19 million, intangible assets of $40 million, goodwill of $47 million and future tax liabilities of $19 million.

During 2006, the purchase equations for the Privatizations were finalized which resulted in a net change to the Company’s consolidated balance sheets consisting of a decrease in fixed assets of $206 million, increases in other assets and goodwill of $141 million and $45 million, respectively, and a decrease in future tax liabilities of $20 million.

[b]   Other

During 2005, the Company also acquired a number of small manufacturing facilities. The total consideration for these acquisitions amounted to $33 million, consisting of $21 million paid in cash and $12 million of assumed debt.

Pro forma impact

If the acquisitions completed during 2007 and 2006 occurred on January 1, 2006, the Company’s unaudited pro forma consolidated sales would have been $26 billion for the year ended December 31, 2007 [2006 - $24.4 billion] and the unaudited pro forma consolidated net income would have been $663 million [2006 - $532 million].

8.	Inventories

Inventories consist of:

	2007	2006

Raw materials and supplies	$663	$552
Work-in-process	204	214
Finished goods	248	240
Tooling and engineering	566	431
	$1,681	$1,437

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

9.	Investments

At December 31, 2007, the Company held Canadian third party ABCP with a face value of Cdn $134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service, which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues. As a result, the Company reclassified its ABCP to long-term investments from cash and cash equivalents. In addition, the Company recorded a $12 million impairment in the carrying value of this investment based on a valuation technique estimating the fair value of these investments from the perspective of a market participant. Significant estimates and assumptions incorporated into the valuation were as follows:

(i)    a high likelihood of a successful restructuring the ABCP during 2008;

(ii)   available public information regarding the expected amount and timing of estimated underlying cash flows and relevant conditions;

(iii)  a charge against potentially non-performing assets [primarily sub-prime residential mortgages], which was determined based on a probability weighted basis;

(iv)  a charge related to restructured notes which are expected to continue performing. The return on these notes is expected to be below current market rates for instruments of comparable credit quality, term and structure, and accordingly, an impairment charge was recorded using a discounted cash flow analysis; and

(v)   costs expected to be incurred by the noteholders related to the restructuring.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows associated with the ABCP and the outcome of the restructuring process could give rise to a change in the value of the Company’s investment in ABCP which would impact the Company’s earnings.

10.	Fixed Assets

Fixed assets consist of:

	2007	2006

Cost
Land	$219	$175
Buildings	866	748
Machinery and equipment	8,383	7,314
Construction in progress	362	323
	9,830	8,560
Accumulated depreciation
Buildings	(310)	(244)
Machinery and equipment	(5,213)	(4,202)
	$4,307	$4,114

11.	Goodwill

The following is a continuity of the Company’s goodwill:

	2007	2006	2005

Balance, beginning of year	$1,096	$918	$747
Acquisitions [note 7]	25	172	197
Impairment [note 4]	—	—	(21)
Foreign exchange and other	116	6	(5)
	$1,237	$1,096	$918

12.	Income Taxes

[a]   The provision for income taxes differs from the expense that would be obtained by applying the Canadian statutory income tax rate as a result of the following:

	2007	2006	2005

Canadian statutory income tax rate	36.1%	36.1%	36.1%
Manufacturing and processing profits deduction	(1.4)	(1.4)	(1.2)
Foreign rate differentials	(9.5)	(10.4)	(6.8)
Losses not benefited	1.5	7.5	2.9
Earnings of equity investees	(0.4)	(0.7)	(0.3)
Valuation allowance on future tax assets [i]	10.0	—	—
Mexican tax reform [ii]	4.6	—	—
Reduction in enacted tax rates [iii]	(0.4)	(1 .3)	—
Income tax settlement	—	2.9	—
Other	2.0	0.6	0.3
Effective income tax rate	42.5%	33.3%	31 .0%

[i]    During the fourth quarter of 2007, the Company recorded a $115 million charge to establish valuation allowances against certain of its future tax assets in the United States. Accounting standards require that the Company assess whether valuation allowances should be established against its future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors the Company uses to assess the likelihood of realization are its past history of earnings, forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. During 2007, the Company determined that valuation allowances were required in the United States based on: (i) the Company’s three years historical cumulative losses, primarily at its Interior Systems and Powertrain operations; (ii) the deterioration of near-term automotive market conditions in the United States; and (iii) significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

[ii]   During the third and fourth quarters of 2007, the Company recorded a $53 million charge to future income tax expenses as a result of a new flat tax introduced in Mexico that is effective January 1, 2008. The flat tax is a minimum tax whereby the greater of income tax or flat tax is paid. The minimum tax is not creditable against income taxes payable. In computing the impact of the flat tax, only 50% of the undepreciated tax balances of certain capital assets acquired before September 1, 2007 and 60% of inventory balances as at December 31, 2007 are deductible over 10 years. In addition, no deduction or credit is permitted against the flat tax in the future in respect of interest expense, royalties paid to related parties, net operating losses and certain non-deductible reserves as at December 31, 2007.

[iii]  During 2007, the Company recorded a future income tax benefit of $5 million related to a decrease in enacted tax rates in Canada. During 2006, the Company recorded a future income tax benefit of $10 million related to decreases in enacted tax rates in Canada and certain foreign jurisdictions.

[b]   The details of income before income taxes and minority interest by jurisdiction are as follows:

	2007	2006	2005

Canadian	$778	$631	$638
Foreign	374	161	304
	$1,152	$792	$942

[c]   The details of the income tax provision are as follows:

	2007	2006	2005

Current provision
Canadian federal taxes	$234	$172	$137
Provincial taxes	109	94	74
Foreign taxes	119	95	116
	462	361	327

Future provision
Canadian federal taxes	(28)	(20)	12
Provincial taxes	(13)	(7)	7
Foreign taxes	68	(70)	(54)
	27	(97)	(35)
	$489	$264	$292

[d]   Future income taxes have been provided on temporary differences, which consist of the following:

	2007	2006	2005

Book amortization less than (in excess of) tax amortization	$2	$(26)	$—
Tax depreciation less than book depreciation	(25)	(23)	(38)
Net tax losses benefited	(52)	(22)	(8)
Valuation allowance on future tax assets	115	—	—
Liabilities currently not deductible for tax	(5)	(16)	6
Increase (reduction) in enacted tax rates	(3)	(10)	1
Tax deferred income	(2)	1	1
Other	(3)	(1)	3
	$27	$(97)	$(35)

[e]   Future tax assets and liabilities consist of the following temporary differences:

	2007	2006

Assets
Tax benefit of loss carryforwards
Pre-acquisition	$59	$63
Post acquisition	373	288
Other liabilities	113	84
Tax credits carryforward	50	48
Unrealized loss on cash flow hedges	30	—
Other	65	44
	690	527
Valuation allowance against tax benefit of loss carryforwards
Pre-acquisition	(53)	(56)
Post acquisition	(271)	(186)
Other valuation allowance	(86)	(30)
	$280	$255

Liabilities
Tax depreciation in excess of book depreciation	$192	$228
Other assets book value in excess of tax value	34	20
Unrealized gain on cash flow hedges	26	—
	$252	$248

[f]    Income taxes paid in cash were $435 million for the year ended December 31, 2007 [2006 -$295 million; 2005- $301 million].

[g]   At December 31, 2007, the Company had income tax loss carryforwards of $1.0 billion which relate to certain foreign subsidiaries, including $144 million of losses obtained on acquisitions, the tax benefits of which have not been recognized in the consolidated financial statements. Of the total losses, $509 million expire between 2008 and 2027 and the remainder have no expiry date.

13.	Other Assets

Other assets consist of:

	2007	2006

Long-term receivables [a]	$128	$81
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	94	98
Patents and licenses [note 7]	67	75
Other [note7]	180	224
	$469	$478

[a]   Long-term receivables are reflected net of outstanding borrowings from a customer’s finance subsidiary of $37 million [2006- $52 million] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

14.	Warranty

The following is a continuity of the Company’s warranty accruals:

	2007	2006	2005

Balance, beginning of year	$94	$96	$57
Expense, net	19	9	71
Settlements	(32)	(27)	(21)
Acquisition	—	6	—
Foreign exchange and other	22	10	(11)
	$103	$94	$96

15.	Debt and Commitments

[a]   The Company’s long-term debt, which is substantially uncollateralized, consists of the following:

	2007	2006

Senior unsecured zero-coupon notes at a weighted average interest rate of approximately 4.7%, denominated in Canadian dollars [c]	$246	$245
Senior unsecured notes payable at a weighted average interest rate of approximately 4.1%, denominated in U.S. dollars	91	88
7.08% subordinated debentures, denominated in euros [d]	147	132
6.5% subordinated debentures, denominated in Canadian dollars [e]	102	85
Government loans at a weighted average interest rate of approximately 2.2%, denominated primarily in euros	48	55
Other	77	98
	711	703
Less due within one year	374	98
	$337	$605

[b]   Future principal repayments on long-term debt are estimated to be as follows:

2008	$374
2009	170
2010	114
2011	12
2012	6
Thereafter	35
$711

[c]   In connection with the NVG acquisition, the Company issued five series of senior unsecured zero-coupon notes. The remaining notes, which mature at various dates to December 2008, have an aggregate amount due at maturity of Cdn $250 million.

[d]   On September 21, 1999, the Company issued €100 million of 7.08% junior unsecured subordinated debentures which mature on September 30, 2009. These subordinated debentures are not redeemable except in the event of certain adverse changes in tax legislation. Upon maturity, the Company may at its option satisfy the amounts payable by issuing Magna Class A Subordinate Voting Shares, based on the weighted average trading price of the Class A Subordinate Voting Shares, provided that there is no continuing event of default.

[e]   On March 27, 2003, the Company issued Cdn $100 million of 6.5% Convertible Subordinated Debentures which mature on March 31, 2010. The Subordinated Debentures are convertible at any time into the Company’s Class A Subordinate Voting Shares at a fixed conversion price of Cdn $91.19. All or part of the Convertible Subordinated Debentures are redeemable at the Company’s option between March 31, 2007 and March 31, 2008 if the weighted average trading price of the Company’s Class A Subordinate Voting Shares is not less than Cdn $113.99 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the Convertible Subordinated Debentures are redeemable at the Company’s option at any time. On redemption or maturity, the Company will have the option of retiring the Convertible Subordinated Debentures with Class A Subordinate Voting Shares and in addition, the Company may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Convertible Subordinated Debentures.

[f]    On October 12, 2005, the Company entered into a $2.1 billion five-year revolving term facility, of which $1.8 billion was unused and available at year end. In July 2007, the facility was extended to July 31, 2012. The facility has a North American tranche of $1.57 billion, a European tranche of €300 million and an Asian tranche of $50 million.

Under the terms of the Company’s operating and term credit agreements, it is permitted to make use of banker’s acceptances and commercial paper to borrow at effective interest rates which are, from time to time, lower than those charged under the bank lines of credit.

[g]   Interest expense, net includes:

	2007	2006	2005

Interest expense
Current	$16	$10	$22
Long-term	36	40	38
	52	50	60
Interest income	(114)	(64)	(54)
Interest (income) expense, net	$(62)	$(14)	$6

[h]   Interest paid in cash was $38 million for the year ended December 31, 2007 [2006 - $36 million; 2005 - $44 million].

[i]    At December 31, 2007, the Company had commitments under operating leases with MI Developments Inc. [“MID”] [note 23] and third parties requiring annual rental payments as follows:

	MID	Third parties	Total

2008	$164	$146	$310
2009	161	121	282
2010	161	105	266
2011	162	84	246
2012	159	74	233
Thereafter	699	192	891
	$1,506	$722	$2,228

For the year ended December 31, 2007, operating lease expense was $316 million [2006 - $286 million; 2005 - $248 million], of which $159 million relates to MID [2006 - $144 million; 2005 - $123 million].

16.	Other Long-Term Liabilities

Other long-term liabilities consist of:

	2007	2006	2005

Defined Benefit Pension Plans [a]	$33	$35	$31
Termination and Long Service Arrangements [b]	196	157	129
Retirement Medical Benefits Plan [c]	86	69	56
	315	261	216
Asset retirement obligation	38	27	25
Long term portion of fair value of hedges	41	—	—
	$394	$288	$241

[a]          Defined Benefit Pension Plans

The Company sponsors a number of defined benefit pension plans and similar arrangements for its employees. European defined benefit pension plans, other than in the United Kingdom, are unfunded.

All pension plans are funded to at least the minimum legal funding requirements.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s obligations and costs are as follows:

	2007	2006	2005

Projected benefit obligation
Discount rate	5.8%	5.3%	5.2%
Rate of compensation increase	3.2%	3.3%	3.5%

Net periodic benefit cost
Discount rate	5.4%	5.1%	5.5%
Rate of compensation increase	3.2%	3.0%	3.2%
Expected return on plan assets	7.6%	7.7%	7.7%

Information about the Company’s defined benefit pension plans is as follows:

	2007	2006	2005

Projected benefit obligation
Beginning of year	$282	$234	$195
Current service and interest costs	37	37	33
Actuarial (gains) losses and changes in actuarial assumptions	(24)	1	18
Benefits paid	(8)	(8)	(6)
Acquisitions	—	9	—
Effect of curtailment	(6)	—	(4)
Currency translation	20	9	(2)
End of year	$301	$282	$234

Plan assets at fair value
Beginning of year	$232	$185	$158
Return on plan assets	19	20	20
Employer contributions	22	30	14
Benefits paid	(8)	(8)	(6)
Currency translation	14	5	(1)
End of year	$279	$232	$185

Unfunded amount	$22	$50	$49
Unrecognized actuarial gains (losses)	11	(15)	(18)
Net amount recognized in the consolidated balance sheets	$33	$35	$31

Net periodic benefit cost
Current service and interest costs	$37	$37	$33
Return on plan assets	(16)	(14)	(10)
Actuarial losses (gains)	1	—	(1)
Curtailment gain	—	—	(2)
Net periodic benefit cost	$22	$23	$20

[b]          Termination and Long Service Arrangements

Pursuant to labour laws and national labour agreements in certain European countries and Mexico, the Company is obligated to provide lump sum termination payments to employees on retirement or involuntary termination, and long service payments contingent upon persons reaching a predefined number of years of service.

All lump sum termination and long service payment arrangements are unfunded. However, pursuant to local tax laws, Austrian subsidiaries hold long-term government securities in connection with their unfunded obligations. Such assets amounted to $10 million at December 31, 2007 [2006 - $11 million] and are included in investments on the Company’s consolidated balance sheet.

The weighted average of significant actuarial assumptions adopted in measuring the Company’s projected termination and long service benefit obligations and net periodic benefit cost are as follows:

	2007	2006	2005

Discount rate	5.4%	4.5%	4.5%
Rate of compensation increase	3.1%	2.9%	3.0%

Information about the Company’s termination and long service arrangements is as follows:

	2007	2006	2005
Projected benefit obligation
Beginning of year	$181	$144	$151
Current service and interest costs	28	18	15
Actuarial (gains) losses and changes in actuarial assumptions	(3)	11	5
Benefits paid	(17)	(8)	(9)
Acquisition	5	—	—
Currency translation	21	16	(18)
End of year	$215	$181	$144

Unfunded amount	$215	$181	$144
Unrecognized actuarial losses	(19)	(24)	(15)
Net amount recognized in the consolidated balance sheets	$196	$157	$129

Net periodic benefit cost
Current service and interest costs	$28	$18	$15
Actuarial losses	—	1	2
Net periodic benefit cost	$28	$19	$17

[c]          Retirement Medical Benefits Plan

The Company sponsors a retirement medical benefits plan covering eligible employees and retirees. Retirees age 60 or older with 10 or more years of service are eligible for benefits, and existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are capped based on years of service.

The weighted average discount rate used in measuring the Company’s projected retirement medical benefit obligations and net periodic benefit cost are as follows:

	2007	2006	2005

Retirement medical benefit obligations	5.9%	5.4%	5.5%
Net periodic benefit cost	5.4%	5.4%	5.8%
Health care cost inflation	9.6%	10.0%	10.0%

Information about the Company’s retirement medical benefits plan is as follows:

	2007	2006	2005

Projected benefit obligation
Beginning of year	$104	$90	$74
Current service and interest costs	13	13	9
Actuarial (gains) losses and changes in actuarial assumptions	(41)	3	13
Benefits paid	(2)	(2)	(3)
Special termination benefit	(1)	—	(4)
Currency translation	6	—	1
End of year	$79	$104	$90

Unfunded amount	$79	$104	$90
Unrecognized past service obligation	20	(12)	(13)
Unrecognized actuarial losses	(13)	(23)	(21)
Net amount recognized in the consolidated balance sheets	$86	$69	$56

Net periodic benefit cost
Current service and interest costs	$13	$13	$9
Special termination benefits	—	—	(1)
Actuarial losses	1	—	—
Past service cost amortization	1	1	1
Net periodic benefit cost	$15	$14	$9

The effect of a one-percentage point increase or decrease in health care trend rates would not have a significant impact on the Company’s income as the majority of benefits are based on a defined dollar amount. The defined dollar amount is not expected to change based on changes in costs for health care.

[d]          Future Benefit Payments

	Defined Benefit Pension Plan	Termination and Long Service Arrangements	Retirement Medical	Total

Expected employer contributions - 2008	$12	$8	$3	$23

Expected benefit payments
2008	$7	$8	$3	$18
2009	7	7	3	17
2010	8	8	3	19
2011	8	9	4	21
2012	9	9	4	22
Thereafter	66	62	22	150
	$105	$103	$39	$247

[e]          Plan Assets

The asset allocation of the Company’s defined benefit pension plans at December 31, 2007 and 2006, and the target allocation for 2008 is as follows:

	2008	2007	2006

Equity securities	50-75%	66%	68%
Fixed income securities	5-45%	34%	32%
Cash and cash equivalents	0-40%	—	—
	100%	100%	100%

The expected rate of return on plan assets was determined by considering the Company’s current investment mix, the historic performance of these investment categories and expected future performance of these investment categories.

17.	Stock-Based Compensation

[a]   Incentive Stock Option Plan

Under the amended and restated Incentive Stock Option Plan, the Company may grant options to purchase Class A Subordinate Voting Shares to full-time employees, outside directors or consultants of the Company. The maximum number of shares that can be reserved for issuance under the option plan is 6.0 million shares. The number of unoptioned shares available to be reserved at December 31, 2007 was 0.9 million [2006 - 1.0 million]. All options granted are for a term of seven years from the grant date except for the options granted prior to December 2003, which were for a term of 10 years from the grant date. Options issued generally vest 20% on the date of the grant and 20% on each subsequent December 31 thereafter. All options allow the holder to purchase Class A Subordinate Voting Shares at a price equal to or greater than the closing market price of such shares on the date prior to the date of the grant.

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	Options outstanding
	Number of options	Weighted average exercise price	Number of options exercisable

Outstanding at December 31, 2004	2,614,376	Cdn $85.74	2,042,876
Assumed on Privatizations [note 3]	2,430,420	61 56	1,838,356
Granted	35,000	85.75	—
Exercised	(443,689)	59.57	(443,689)
Cancelled	(36,068)	90.07	(10,461)
Vested	—	—	689,022
Outstanding at December 31, 2005	4,600,039	Cdn $75.46	4,116,104
Granted	115,000	87.80	—
Exercised	(587,909)	62.70	(587,909)
Cancelled	(39,881)	94.71	(30,530)
Vested	—	—	313,671
Outstanding at December 31, 2006	4,087,249	Cdn $77.45	3,811,336
Granted	55,000	90.81	—
Exercised	(825,174)	63.20	(825,174)
Cancelled	(374,872)	69.86	(366,041)
Vested	—	—	292,756
Outstanding at December 31, 2007	2,942,203	Cdn $82.66	2,912,877

At December 31, 2007, the outstanding options consist of [number of options in the table below are expressed in whole numbers]:

	Options outstanding
Exercise Price	Number of options	Remaining contractual life [years]	Number of options exercisable

$45 to $55	618,175	3.3	618,175
$55 to $65	255,200	1 .9	255,200
$65 to $75	66,033	4.4	63,921
$75 to $85	326,664	3.6	320,450
$85 to $95	186,195	4.7	178,195
$95 to $105	1,232,500	4.3	1,220,500
$105 to $115	240,000	5.9	239,000
Over $115	17,436	4.5	17,436
	2,942,203		2,912,877
Weighted average exercise price	Cdn $82.66		Cdn $82.60

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	2007	2006	2005

Risk-free interest rate	4.33%	3.99%	3.24%
Expected dividend yield	1.14%	2.05%	2.18%
Expected volatility	22%	23%	23%
Expected time until exercise	4 years	4 years	2 years

Weighted average fair value of options granted or modified in year (Cdn$)	$19.50	$14.89	$18.48

Compensation expense recorded in selling, general and administrative expenses	$4	$5	$11

[b]   Long-term retention program

The Company has awarded to certain executives an entitlement to Class A Subordinate Voting Shares in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death or disability, after an approximate four-year holding period, provided certain conditions are met, and are to be released in equal amounts over a 10-year period, subject to forfeiture under certain circumstances. The stock that has not been released to the executives is reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

Information about the Company’s long-term retention program is as follows:

	2007	2006	2005

Class A Subordinate Voting Shares awarded and not released	893,541	958,688	878,281

Reduction in stated value of Class A Subordinate Voting Shares	$55	$57	$51

Compensation expense recorded in selling, general and administrative expenses	$17	$7	$4

Unamortized compensation expense recorded as a reduction of shareholders’ equity	$36	$42	$43

[c]   Restricted stock unit program

In a number of different circumstances, the Company has awarded restricted stock units [“RSU”] to certain executives and other employees as part of the Company’s executive compensation program. These RSUs are notional units, each of which is equivalent to one Magna Class A Subordinate Voting Share. In most cases, the RSUs are redeemable solely at the Company’s option, either by delivery of the specified number of Class A Subordinate Voting Shares or the cash value on the redemption date (based on the 20-day weighted average trading price). Redemption of the RSUs generally occurs on December 15 of the second year after the date of grant, subject to earlier redemption or cancellation in specified circumstances. In some cases, RSUs are subject to vesting and other conditions and quarterly dividend equivalents are paid to the grantees.

18.	Capital Stock

[a]          At December 31, 2007, the Company’s authorized, issued and outstanding capital stock is as follows:

Preference shares - issuable in series -

The Company’s authorized capital stock includes 99,760,000 preference shares, issuable in series. None of these shares are currently issued or outstanding.

Class A Subordinate Voting Shares and Class B Shares -

Class A Subordinate Voting Shares without par value [unlimited amount authorized] have the following attributes:

[i]      Each share is entitled to one vote per share at all meetings of shareholders.

[ii]     Each share shall participate equally as to dividends with each Class B Share.

Class B Shares without par value [authorized - 776,961] have the following attributes:

[i]      Each share is entitled to 300 votes [note 3[a][ii]] per share at all meetings of shareholders.

[ii]     Each share shall participate equally as to dividends with each Class A Subordinate Voting Share.

[iii]    Each share may be converted at any time into a fully-paid Class A Subordinate Voting Share on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

[b]         Changes in the Class A Subordinate Voting Shares and Class B Shares consist of the following [number of shares in the following table are expressed in whole numbers]:

	Class A Subordinate Voting		Class B
	Number of shares	Stated value	Number of shares	Stated value

Issued and outstanding at December 31, 2004	95,850,377	$1,610	1,093,983	$—
Issued for the Privatizations [note 7]	11,874,857	870
Issued under the Incentive Stock Option Plan	443,689	31
Issued under the Dividend Reinvestment
Plan [“DRIP”] [i]	15,472	1
Exchange of subsidiary restricted stock for Magna restricted stock	—	(27)
Repurchase for long-term retention programs	—	(15)
Issued and outstanding at December 31, 2005	108,184,395	2,470	1,093,983	—
Issued under the Incentive Stock Option Plan	587,909	40
Issued under the DRIP [i]	14,033	1
Repurchase for long-term retention programs	—	(6)
Conversion of Class B Shares to Class A Subordinate Voting Shares	1,050	—	(1,050)	—
Issued and outstanding at December 31, 2006	108,787,387	2,505	1,092,933	—
Issued for cash under the Arrangement [note 3]	20,000,000	1,531
Repurchase and cancellation under the Substantial Issuer Bid [note 3]	(11,902,654)	(280)
Conversion of Class B Shares into Class A Subordinate Voting Shares [note 3]	148,704	—	(148,704)	—
Repurchase and cancellation [note 3]	—	—	(217,400)	—
Repurchase and cancellation under Normal Course Issuer Bid [ii]	(2,521,553)	(82)
Issued under the Incentive Stock Option Plan	523,810	33
Issued under Stock Appreciation rights [iii]	301,364	11
Repurchase for long-term retention program	—	(8)
Repurchase for restricted stock unit and similar programs [ii]	—	(12)
Issued under the DRIP [i]	7,126	—
Release of restricted stock	—	10
Issued and outstanding at December 31, 2007	115,344,184	$3,708	726,829	$—

[i]    The Company has a Dividend Reinvestment Plan whereby shareholders have the option to receive their dividends in the form of Class A Subordinate Voting Shares in lieu of cash.

[ii]   On November 8, 2007, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid [the “Notice”] relating to the purchase for cancellation and/or for purposes of the Company’s long-term retention [restricted stock], restricted stock unit and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company [the “Bid”], representing approximately 9.9% of its public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737, for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, for purchases on the New York Stock Exchange [“NYSE”].

During 2007, the Company purchased for cancellation 2.5 million Class A Subordinate Voting Shares under the Bid, for aggregate cash consideration of $207 million. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $100 million was charged to retained earnings.

During 2007, the Company also purchased 133,539 Magna Class A Subordinate Voting Shares under the Bid, for aggregate cash consideration of $12 million. These shares are being held in trust for purposes of the Company’s restricted stock unit program and are reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

[iii]       On June 29, 2007, following approval by the Company’s Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights (“SARs”) to the Company’s Chairman, Mr. Stronach, and an associated company, Stronach & Co., in respect of 648,475 previously granted and unexercised stock options.

Simultaneously, all such SARs were exercised and all of the previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, Stronach & Co. and Mr. Stronach received 301,364 Magna Class A Subordinate Voting Shares, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company’s Class A Subordinate Voting Shares on the TSX or NYSE (based on the surrendered options’ currency) for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

[c]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at March 20, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	116,072,243
Subordinated Debentures	1,096,589
Stock options [note 17]	2,935,973
120,104,805

The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of the Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

19.	Contributed Surplus

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders conversion option. The following is a continuity schedule of contributed surplus:

	2007	2006	2005

Stock-based compensation
Balance, beginning of year	$62	$62	$16
Stock-based compensation expense	18	12	12
Exercise of options	(4)	(12)	(11)
Release of restricted stock	(10)	—	—
Exercise of stock appreciation rights	(11)	—	—
Impact of Privatizations [note 7]	—	—	45
Balance, end of year	55	62	62
Holders conversion option [note 15]	3	3	3
	$58	$65	$65

20.	Accumulated Other Comprehensive Income

The following is a continuity schedule of accumulated other comprehensive income:

	2007	2006	2005

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of year	$814	$621	$772
Repurchase of shares [notes 3,18]	(181)	—	—
Reclassification of gain on translation of net investment in foreign operations to net income	(26)	—	(18)
Net unrealized gains (losses) on translation of net investment in foreign operations	753	193	(133)
Balance, end of year	1,360	814	621
Accumulated net unrealized gain on cash flow hedges
Balance, beginning of year	—	—	—
Adjustment for change in accounting policy [note 2]	(3)	—	—
Net unrealized losses on cash flow hedges [i]	(8)	—	—
Reclassifications of net losses on cash flow hedges to net income [ii]	1	—	—
Balance, end of year	(10)	—	—
Total accumulated other comprehensive income	$1,350	$814	$621

[i]      Net of income tax benefit of $3 million for the year ended December 31, 2007.

[ii]     Net of income tax benefit of $nil for the year ended December 31, 2007.

The amount of other comprehensive income that is expected to be reclassified to net income during 2008 is $1 million [net of income taxes of $1 million].

21.                               Financial Instruments

[a]          Foreign exchange contracts

At December 31, 2007, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Canadian and U.S. dollars contracts represent the significant commitments as follows:

	For Canadian dollars				For U.S. Dollars		For GBP
Buy (Sell)	U.S. Dollar Amount	Weighted average rate	Euro amount	Weighted average rate	Peso amount	Weighted average rate	Euro amount	Weighted average rate
2008	434	1.0763	17	1.5610	1,049	0.0877	2	0.6978
2008	(528)	1.0509	(207)	1.5206	(200)	0.0921	(61)	0.6957
2009	142	1.1257	8	1.6043	179	0.0858	3	0.7148
2009	(129)	1.0784	(35)	1.6457	—	—	(48)	0.7049
2010	64	1.0965	—	—	21	0.0841	2	0.7420
2010	(60)	1.0264	(14)	1.5423	—	—	(38)	0.7140
2011	11	0.9855	—	—	—	—	—	—
2011	(24)	0.9980	(11)	1.4791	—	—	(19)	0.7198
2012	—	—	—	—	—	—	(10)	0.7310
	(90)		(242)		1,049		(169)

Based on forward foreign exchange rates as at December 31, 2007 for contracts with similar remaining terms to maturity, the unrecognized gains and losses relating to the Company’s foreign exchange forward contracts are approximately $85 million and $91 million, respectively. If the Company’s forward exchange contracts ceased to be effective as hedges, for example, if projected net foreign cash inflows declined significantly, previously unrecognized gains or losses pertaining to the portion of the hedging transactions in excess of projected foreign currency denominated cash flows would be recognized in income at the time this condition was identified.

[b]          Natural gas swap contracts

The Company uses natural gas swap contracts to manage the cash flow risk of a portion of its forecasted natural gas purchases in Canada over the period to December 2010. Swaps outstanding at December 31, 2007 have a total volume of 6.7 million giga jewels [“GJ”] with a fixed price range of between $7.58 per GJ and $9.22 per GJ. The unrecognized losses on these natural gas swap contracts at December 31, 2007 was $8 million.

The Company does not enter into natural gas swap contracts for speculative purposes.

[c]          Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and other accrued liabilities

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily determinable for the Company’s investment in ABCP. At December 31, 2007, the Company adjusted the carrying value of its investment in ABCP to its estimated fair value [note 9].

In addition, fair value information is not readily available for the Company’s investment in equity accounted investees. However, management believes the market value to be in excess of the carrying value of these investments.

Long-term debt

The fair values of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, are not materially different from their carrying values.

[d]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, the Company’s three largest customers are rated as below investment grade by credit rating agencies.

The Company’s held to maturity investments includes an investment in ABCP [note 9]. Given the continuing uncertainties regarding: (i) the value of the underlying assets; (ii) the amount and timing of cash flows; and (iii) the successful restructuring of the ABCP, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, including commercial paper, are only invested in governments, bank term deposits and commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government, corporation or major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

[e]          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In addition, the Company’s exposure to interest rate risk on fixed rate long-term instruments is also reduced given the minimum periods to redemption with respect to the subordinated debentures.

22.          Interest in Jointly Controlled Entities

The following is the Company’s combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company has an interest [before eliminations]:

Balance Sheets

	2007	2006

Current assets	$275	$220

Long-term assets	$72	$53

Current liabilities	$151	$121

Long-term liabilities	$44	$43

Statements of Income

	2007	2006	2005

Sales	$831	$732	$678
Cost of goods sold, expenses and income taxes	712	651	604
Net income	$119	$81	$74

Statements of Cash Flows

	2007	2006	2005

Cash provided from (used for):
Operating activities	$146	$115	$101

Investment activities	$(26)	$(9)	$(17)

Financing activities	$(95)	$(107)	$(58)

The Company’s share of equity in the jointly controlled entities includes undistributed earnings of $108 million [2006 - $83 million].

23.          Transactions with Related Parties

Mr. Frank Stronach and Ms. Belinda Stronach, Magna’s Chairman and Executive Vice-Chairman, respectively, together with two other members of the Stronach family, are trustees and members of the class of potential beneficiaries of the Stronach Trust. The Stronach Trust indirectly holds shares which represent a 53% voting interest in M Unicar Inc., which controls Magna through the right to direct the votes attaching to 100% of Magna’s Class B Shares and approximately 18% of Magna’s Class A Subordinate Voting Shares. The Stronach Trust controls MID and therefore MEC, through the right to direct the votes attaching to 66% of MID’s Class B Shares. Various land and buildings used in Magna’s operations are leased from MID under operating lease agreements, which are effected on normal commercial terms [note 15]. Lease expense included in the consolidated statements of income with respect to MID for the year ended December 31, 2007 was $159 million [2006 -$153 million; 2005 -$144 million]. Included in accounts payable are trade amounts owing to MID and its subsidiaries in the amount of $1 million [2006 -$2 million].

During the fourth quarter of 2007, the Company entered into an agreement to purchase 225 acres of real estate located in Austria from MEC for $29 million [€20 million]. The closing of the transaction is expected to occur during the first quarter of 2008 following the satisfaction of customary closing conditions including obtaining all necessary regulatory approvals.

On March 31, 2006, the Company purchased a real estate property located in the United States from MEC for a total purchase price of $6 million.

Prior to the Company’s acquisitions of the Magna Golf Club and Fontana Golf and Sports Club from MEC [note 7], the Company had agreements with MEC for the use of the golf courses and clubhouse meeting, dining and other facilities for annual payments of Cdn $5.0 million and €2.5 million, respectively. The expense included in the consolidated statements of income with respect to these agreements for the years ended December 31, 2006 and 2005 was $6 million and $7 million, respectively.

The Company has agreements with affiliates of the Chairman of the Board for the provision of business development and consulting services. In addition, the Company has an agreement with the Chairman of the Board for the provision of business development and other services. The aggregate amount expensed under these agreements with respect to the year ended December 31, 2007 was $40 million [2006 - $27 million; 2005 - $33 million].

During the year ended December 31, 2007, trusts, which exist to make orderly purchases of the Company’s shares for employees either for transfer to the Employee Equity and Profit Participation Program or to recipients of either bonuses or rights to purchase such shares from the trusts, borrowed up to $56 million [2006 - $77 million; 2005 - $51 million] from the Company to facilitate the purchase of Class A Subordinate Voting Shares. At December 31, 2007, the trusts’ indebtedness to the Company was $23 million [2006 - $35 million].

During the year ended December 31, 2007, the Company entered into agreements to provide planning, management and engineering services to companies under Basic Element’s control. Sales to affiliates of Basic Element are typically under normal commercial terms. Sales included in the consolidated statements of income for the year ended December 31, 2007 with respect to affiliates of Basic Element were $7 million. Included in accounts receivable as at December 31, 2007 are trade amounts owing to Magna in the amount of $6 million. The Company also formed a joint supply organization with a subsidiary of Basic Element. The Company’s consolidated financial statements include the Company’s proportionate share of the combined revenues, expenses, assets, liabilities and cash flows of the jointly controlled entity [note 22].

24.          Contingencies

[a]          In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i]             In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•      breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn $3.5 billion. The Company has filed an amended Statement of Defence and Counterclaim. Document production, completion of undertakings and examinations for discovery are continuing. The Company believes it has valid defenses to the plaintiff’s claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[ii]          In June 2004, Intier was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to Intier. The statement of claim alleges, among other things:

•                  improper use by Intier of the plaintiff’s confidential information and technology in order to design and manufacture certain automotive parts and components; and

•                  breach of contract related to a failure by Intier to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a certain re-pricing mechanism set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company’s disposition of the Invotronics business division to the plaintiff in September 2000.

The plaintiff subsequently amended its claim to add allegations of misrepresentation. The plaintiff is currently seeking, among other things, compensatory damages in the amount of Cdn $295 million and punitive damages in the amount of Cdn $10 million and an accounting of profits. Intier filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests, which was subsequently amended. The parties are currently engaged in discoveries and the trial is expected to take place in October 2009. The Company believes it has valid defenses to the plaintiff’s claims and therefore intends to continue to vigorously defend this case. Given the early stages of the proceedings, it is not possible to predict their outcome.

[iii]       The Company and/or its subsidiaries Magna Donnelly and Intier have been named with Ford Motor Company as defendants in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina and Florida as a result of Magna Donnelly’s role as a supplier to Ford of door handles and Intier’s role as a supplier of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Class action proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages in an amount to cover the cost of repairing the vehicles or replacing the door latches, punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. The Ontario court refused to certify the plaintiffs as a class in that case and the Ontario plaintiffs have appealed, with the appeal scheduled for May 2008. The remaining class proceedings are in the early stages and have not been certified by any court. The Company denies these allegations and intends to continue to vigorously defend the lawsuits. Given the early stages of the proceedings, it is not possible to predict their outcome.

[b]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 14], however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

25.          Segmented Information

[a]          Magna, a leading global supplier of technologically advanced automotive systems, assemblies, modules and components, follows a corporate policy of functional and operational decentralization. It conducts its operations through divisions, which function as autonomous business units. As at December 31, 2007 Magna had 229 manufacturing divisions and 62 product development and engineering centres in 23 countries. Magna designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to OEMs of cars and light trucks in North America, Europe, Asia, South America and Africa [“Rest of World”]. Our product capabilities span a number of major automotive areas including: the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

Magna’s success is directly dependent upon the levels of North American and European [and currently to a lesser extent on Rest of World] car and light truck production by its customers. OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, fuel prices and availability, infrastructure, legislative changes, environmental emission and safety issues, and labour and/or trade relations.

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. A co-Chief Executive Officer heads management in each of the Company’s two primary markets, North America and Europe. The role of the North American and European management teams is to manage Magna’s interests to ensure a coordinated effort across the Company’s different product capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, the regional management teams centrally manage key aspects of the Company’s operations while permitting the divisions enough flexibility through Magna’s decentralized structure to foster an entrepreneurial environment.

Consistent with the above, the Company’s internal financial reporting separately segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following table shows certain information with respect to segment disclosures:

				2007
	Total sales	External sales	Depreciation and amortization	EBIT[i]	Goodwill	Fixed asset additions	Fixed assets, net

North America
Canada	$7,043	$6,721				$169	$1,137
United States	5,972	5,792				159	989
Mexico	1,560	1,370				59	380
Eliminations	(628)	—				—	—
North America	13,947	13,883	$564	$688	$735	387	2,506
Europe
Euroland [ii]	10,021	9,839				200	1,126
Great Britain	1,203	1,201				20	95
Other European countries	793	689				29	136
Eliminations	(195)	—				—	—
Europe	11,822	11,729	268	359	431	249	1,357
Rest of World	504	446	19	20	71	39	152
Corporate and Other [iii], [iv]	(206)	9	21	23	—	66	292
Total reportable segments	$26,067	$26,067	$872	$1,090	$1,237	$741	$4,307
Current assets							8,770
Investments, goodwill and other assets							2,266
Consolidated total assets							$15,343

	2006
	Total sales	External sales	Depreciation and amortization	EBIT[i]	Goodwill	Fixed asset additions	Fixed assets, net

North America
Canada	$6,410	$6,165				$229	$1,065
United States	5,594	5,403				210	1,096
Mexico	1,644	1,493				63	368
Eliminations	(540)	—				—	—
North America	13,108	13,061	$491	$575	$660	502	2,529
Europe
Euroland [ii]	9,485	9,323				157	1,032
Great Britain	956	954				27	84
Other European countries	621	541				27	118
Eliminations	(143)	—				—	—
Europe	10,919	10,818	267	126	369	211	1,234
Rest of World	343	301	15	—	67	48	127
Corporate and Other [iii], [iv]	(190)	—	17	77	—	32	224
Total reportable segments	$24,180	$24,180	$790	$778	$1,096	$793	$4,114
Current assets							7,060
Investments, goodwill and other assets							1,980
Consolidated total assets							$13,154

	2005
	Total sales	External sales	Depreciation and amortization	EBIT[i]	Goodwill	Fixed asset additions	Fixed assets, net

North America
Canada	$6,513	$6,215				$242	$1,078
United States	5,714	5,468				213	1,242
Mexico	1,123	1,071				49	337
Eliminations	(551)	—				—	—
North America	12,799	12,754	$427	$733	$603	504	2,657
Europe
Euroland [ii]	8,714	8,533				240	1,128
Great Britain	918	904				20	66
Other European countries	580	442				19	87
Eliminations	(190)	—				—	—
Europe	10,022	9,879	259	82	250	279	1,281
Rest of World	209	178	12	2	65	26	83
Corporate and Other [iii], [iv]	(219)	—	13	131	—	39	103
Total reportable segments	$22,811	$22,811	$711	$948	$918	$848	4,124
Current assets							6,603
Investments, goodwill and other assets							1,594
Consolidated total assets							$12,321

Notes:

[i]    EBIT represents operating income before interest income or expense.

[ii]   For purposes of segmentation, Euroland has been defined as those European countries that have adopted the euro as their common currency.

[iii]  Included in Corporate and Other EBIT are intercompany fees charged to the automotive segments.

[iv]  During the year ended December 31, 2007, equity income of $11 million is included in the Corporate and Other segment [2006 - $13 million; 2005 - $8 million].

[b]   The following table aggregates external revenues by customer as follows:

	2007	2006	2005

General Motors	$6,341	$6,078	$5,605
BMW	5,006	4,313	4,011
Ford Motor Company	3,860	3,477	3,364
Chrysler Group	3,380	3,236	3,339
Daimler AG	1,962	2,444	2,303
Other	5,518	4,632	4,189
	$26,067	$24,180	$22,811

[c]   The following table summarizes external revenues generated by automotive products and services:

	2007	2006	2005

Metal body systems and chassis systems	$5,274	$4,279	$3,657
Interior and seating systems	4,441	3,895	4,047
Complete vehicle assembly	4,008	4,378	4,110
Powertrain systems	3,809	3,446	3,505
Exterior systems	3,671	3,543	2,888
Vision and electronic systems	1,811	1,458	1,418
Closure systems	1,318	1,155	1,213
Tooling, engineering and other	1,735	2,026	1,973
	$26,067	$24,180	$22,811

26.          United States Generally Accepted Accounting Principles

The Company’s accounting policies as reflected in these consolidated financial statements do not materially differ from U.S. GAAP except for:

[a]   Joint Ventures

The Company has certain interests in jointly controlled entities that have been proportionately consolidated in the Company’s financial statements [note 22]. For U.S. GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders’ equity under U.S. GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities.

[b]   Financial Instruments

The Company’s subordinated debentures are recorded in part as debt and in part as shareholders’ equity. Under U.S. GAAP, the subordinated debentures would be recorded entirely as debt.

[c]   In-House Tooling and Engineering

For U.S. GAAP purposes, in-house engineering service and tooling contracts entered into prior to January 1, 2004, provided in conjunction with subsequent assembly or production activities, were regarded as a single arrangement. The revenue and the related cost of sales for these activities are recognized over the estimated life of the assembly or production arrangement.

[d]   Stock-Based Compensation

Effective January 1, 2006, the Company adopted the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payments” [“FAS 123R”] using the modified-prospective transition method. FAS 123R requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront in the year an award is granted.

The Company had prospectively adopted the new Canadian GAAP recommendations related to stock-based compensation for all options granted to employees on or after January 1, 2003. The Canadian GAAP recommendations were substantially harmonized with the U.S. GAAP rules contained in Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” [“FAS 123”] as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure” [“FAS 148”], which were also adopted by the Company prospectively for all options granted on or after January 1, 2003.

For options granted prior to January 1, 2003, the Company measures compensation cost prior to January 1, 2006 under U.S. GAAP using the intrinsic value-based method of accounting as prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” [“APB 25”] for awards granted to employees and the fair value-based method of accounting as prescribed by FAS 123 for awards granted to non-employees. The same treatment is applicable under Canadian GAAP but only for options granted between January 1, 2002 and December 31, 2002.

[e]   Cumulative Translation Adjustment

Under U.S. GAAP, Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” [“FAS 52”], the Company would only realize a gain or loss on the portion of the currency translation adjustment included as a separate component of the net investment in a foreign operation upon a sale or complete, or substantially complete, liquidation of the related investment. Under FAS 52, no gains or losses are recognized as a result of capital transactions, including the payment of dividends. Under Canadian GAAP, the Company is required to recognize a gain or loss equal to the appropriate portion of the cumulative translation adjustment account when there is a reduction in the Company’s net investment in a foreign subsidiary resulting from capital transactions.

[f]    Accounting for Uncertain Tax Positions

Effective January 1, 2007, the Company adopted, for U.S. GAAP purposes, FASB Interpretation - 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” [“FIN 48”]. FIN 48 clarifies the accounting for income taxes by prescribing a “more likely than not” minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and, clearly scopes income taxes out of FASB Statement - 5 “Accounting for Contingencies” [“FAS 5”]. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure. For Canadian GAAP purposes, the Company continues to use a policy consistent with a FAS 5 approach to accounting for uncertain tax positions.

The adoption of FIN 48 was accounted for retroactively without restatement. Under FIN 48 uncertain tax positions for which the timing of their resolution is not expected in the current year should be recognized as long-term liabilities. Accordingly, the effect of applying FIN 48 as at January 1, 2007 was to increase future tax assets by $24 million and other long-term liabilities by $113 million and decrease income taxes payable by $89 million.

[g]   Derivative Instruments

On January 1, 2007, the Company adopted on a prospective basis the new Canadian GAAP recommendations related to financial instruments and hedges. With the adoption of these new standards for Canadian GAAP purposes, the Company’s accounting for financial instruments and hedges complies with U.S. GAAP in all material respects. Previously under Canadian GAAP, derivative financial instruments that met hedge accounting criteria were accounted for on an accrual basis, and gains and losses on hedge contracts were accounted for as a component of the related hedged transaction.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2007, 2006 and 2005 in relation to FAS 133 and has determined that there are no embedded derivatives as defined therein.

[h]   Pensions and Post Retirement Benefits

Effective December 31, 2006, under U.S. GAAP, Statement of Financial Accounting Standards No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 123(R)” [“FAS 158”], the Company is required to recognize the funded status of each defined benefit post employment plan on the balance sheet. The aggregated under funded plans are recognized as a current liability and a non-current liability. The current liability is the amount by which the actuarial present value of benefits included in the benefit obligation in the next 12 months exceeds the fair value of plan assets, determined on a plan-by-plan basis.

[i]    Change in Reporting Currency

Effective December 31, 1998, the Company changed its reporting currency to the U.S. dollar. Under Canadian GAAP, the Company’s consolidated financial statements for all periods presented through December 31, 1998 were translated from Canadian dollars to U.S. dollars using the exchange rate in effect at December 31, 1998, whereas for U.S. GAAP, the current rate method under FAS 52 was used.

[j]    Related Party Transactions

For U.S. GAAP purposes, transfers of assets between entities under common control should be valued at historical cost or market, if lower. The difference between the carrying amount of the assets received and the consideration paid on acquisitions from MEC [notes 4, 23] is treated as a reduction in capital.

[k]   The following tables present net income and earnings per share information following U.S. GAAP:

	2007	2006	2005

Net income under Canadian GAAP	$663	$528	$639
Adjustments [net of related tax effects]:
In-house tooling and engineering [c]	7	22	(13)
Compensation expense [d]	—	(2)	3
Translation gain realized on the reduction of the net investment in a foreign subsidiary [e]	(26)	—	(18)
Uncertain tax positions [f]	2	—	—
Related party transactions [j]	2	—	—
Net income under U.S. GAAP	648	548	611
Other comprehensive income (loss):
Foreign currency translation adjustment	570	193	(134)
Net unrealized losses on cash flow hedges [g]	(8)	(16)	16
Reclassifications of net losses on cash flow hedges to net income	1	—	—
Pension and post retirement benefits [h]	49	(6)	—
Comprehensive income under U.S. GAAP	$1,260	$719	$493

Earnings per Class A Subordinate Voting or Class B Share under U.S. GAAP:
Basic	$5.82	$5.05	$5.72
Diluted	$5.74	$4.96	$5.64

Earnings per share data were computed as follows:

	2007	2006	2005

Basic earnings per Class A Subordinate Voting or Class B Share
Net income under U.S. GAAP	$648	$548	$611

Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	111.4	108.6	106.7

Basic earnings per Class A Subordinate Voting or Class B Share	$5.82	$5.05	$5.72

Diluted earnings per Class A Subordinate Voting or Class B Share
Net income under U.S. GAAP	$6.48	$548	$611
Adjustment [net of related tax effect]:
Interest on 6.5% Convertible Subordinated Debentures	6	5	4
	$6.54	$553	$615
Average number of Class A Subordinate Voting and Class B Shares outstanding during the year	111.4	108.6	106.7
Stock options	1.6	1.7	1.4
Convertible Subordinated Debentures	1.1	1.1	0.9
	114.1	111.4	109.0

Diluted earnings per Class A Subordinate Voting or Class B Share	$5.74	$4.96	$5.64

[l]    The following tables indicate the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	2007
	Canadian GAAP	In-house tooling and engineering	Uncertain tax positions	Pensions and Post Retirement Benefits	Other	U.S. GAAP

Fixed assets	$4,307	$—	$—	$—	$(41)	$4,266
Future tax assets	$280	$—	$13	$5	$—	$298
Other assets	$469	$—	$—	$18	$—	$487
Other accrued liabilities	$911	$20	$—	$8	$—	$945
Income taxes payable	$248	$—	$(160)	$—	$—	$88
Long-term debt	$337	$—	$—	$—	$4	$341
Other long-term liabilities	$394	$—	$171	$11	$—	$576
Future tax liabilities	$252	$(6)	$—	$6	$(2)	$250

Shareholders’ equity:
Capital stock	$3,708	$—	$—	$—	$166	$3,874
Contributed surplus	58	—	—	—	(42)	16
Retained earnings	3,526	(19)	2	—	55	3,564
Accumulated other comprehensive income	1,350	(1)	—	(2)	(222)	1,125
Shareholders’ equity	$8,642	$(20)	$2	$(2)	$(43)	$8,579

	2006
	Canadian GAAP	In-house tooling and engineering	Derivative instruments	Pensions and Post Retirement Benefits	Other	U.S. GAAP

Fixed assets	$4,114	$—	$—	$—	$(17)	$4,097
Future tax assets, net	$7	$9	$—	$23	$2	$41
Other assets	$478	$—	$4	$—	$—	$482
Other accrued liabilities	$426	$36	$7	$32	$—	$501
Long-term debt	$605	$—	$—	$—	$4	$609
Other long-term liabilities	$288	$—	$—	$42	$—	$330

Shareholders’ equity:
Capital stock	$2,505	$—	$—	$—	$163	$2,668
Contributed surplus	65	—	—	—	(15)	50
Retained earnings	3,773	(26)	(15)	—	94	3,826
Accumulated other comprehensive income	814	(1)	12	(51)	(261)	513
Shareholders’ equity	$7,157	$(27)	$(3)	$(51)	$(19)	$7,057

[m] Variable Interest Entities

One of the Company’s German subsidiaries has entered into an operating lease for a facility constructed at a cost of approximately $12 million. The lessor in this arrangement leased the assets from a partnership, that is substantially debt financed, which is owned directly and indirectly by the lessor. Although the Company’s German subsidiary has options to acquire either the facility under lease or the partnership, the Company’s obligations under this arrangement are limited to those in its operating lease agreement. Although this arrangement qualifies as a variable interest entity, the Company has concluded that it is not the primary beneficiary under the agreement and has, therefore, not consolidated the entity.

27.          Subsequent Events

On February 22, 2008, the United Auto Workers’ Union announced the ratification of a four-year wage and benefit contract (expiring in September 2011) at a powertrain facility in Syracuse, New York. Under the terms of the agreement, the Company will make a number of lump-sum payments to each eligible employee totalling $87,500 to offset future wage and benefit reductions. These lump-sum payments will be paid in four annual instalments beginning April 1, 2008.

28.          Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s method of presentation.

Magna International Inc.

Supplementary Financial and Share Information

FINANCIAL SUMMARY

(U.S. dollars in millions, except per share figures)

(unaudited)

	Years ended December 31,								Five-month period ended December 31,		Year ended July 31,
	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1998

Total sales	26,067	24,180	22,811	20,653	15,345	12,422	10,507	10,099	9,260	3,396	6,006
Depreciation and amortization	872	790	711	598	506	423	399	372	332	120	192
Net income from continuing operations	663	528	639	676	567	556	511	548	384	104	282
Net income	663	528	639	676	500	540	515	551	388	104	282

Diluted EPS from continuing operations	5.86	4.78	5.90	6.95	5.89	6.23	6.05	6.46	4.61	1.31	3.71
Diluted EPS	5.86	4.78	5.90	6.95	5.19	6.06	6.09	6.44	4.65	1.31	3.71
Average number of shares outstanding	111.4	108.6	106.7	96.7	95.9	88.7	80.1	78.5	78.5	78.4	71.9

Cash dividends paid per share	1.15	1.52	1.52	1.48	1.36	1.36	1.36	1.24	1.11	0.22	0.84

Cash flow from operations	1,593	1,596	1,698	1,381	1,184	1,404	934	626	667	133	340
Capital expenditures	741	793	848	859	801	833	486	645	850	370	638

Working capital	3,112	2,277	2,215	2,183	1,937	1,433	1,314	1,056	665	564	716
Fixed assets, net	4,307	4,114	4,124	3,967	3,313	3,676	3,020	3,020	2,931	2,842	2,417
Total assets	15,343	13,154	12,321	11,615	9,871	8,910	6,939	6,633	6,273	6,123	5,558

Long-term debt	337	605	700	984	766	608	945	1,338	1,369	913	847
Shareholders’ equity	8,642	7,157	6,565	5,335	4,533	5,095	3,829	3,264	3,006	2,814	2,665
Long-term debt to equity ratio	0.04:1	0.08:1	0.11:1	0.18:1	0.17:1	0.12:1	0.25:1	0.41:1	0.46:1	0.32:1	0.32:1

Share Information

The Class A Subordinate Voting Shares (“Class A Shares”) are listed and traded in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”). The Class B Shares were listed and traded in Canada on the TSX but were delisted at the close of business on September 21, 2007 as a result of the completed Plan of Arrangement. As of February 29, 2008 there were 1,814 registered holders of Class A Shares.

Distribution of Shares held by Registered Shareholders

Class A

Canada	84.2%
United States	15.6%
Other	0.2%

Dividends

Dividends on the Magna Class A Subordinate Voting and Class B Shares for 2007 were paid on each of March 23, June 15, September 14 and December 14, 2007 at the rate of U.S. $0.19, $0.24, $0.36 and $0.36 respectively. These dividends have been designated as “eligible dividends” for purposes of subsection 89(1) of the Income Tax Act (Canada) and, accordingly, are eligible for an enhanced tax credit. Additional details are found on Magna’s website (www.magna.com), under “Investors – Dividends & Interest”.

Price Range of Shares

The following table sets forth, for the years indicated, the high and low sale prices and volumes of Class A Shares traded in each case as reported by the TSX and NYSE, respectively.

Class A (TSX) (Cdn$)

	Year ended December 31, 2007			Year ended December 31, 2006
Quarter	Volume	High	Low	Volume	High	Low
1st	15,756,841	95.08	83.50	14,237,090	89.74	78.25
2nd	20,392,578	100.21	85.32	13,125,194	92.10	78.49
3rd	21,855,686	102.00	81.75	11,776,299	87.45	76.69
4th	21,384,566	97.15	78.10	15,621,742	96.00	79.50

Class A (NYSE) (U.S.$ )

	Year ended December 31, 2007			Year ended December 31, 2006
Quarter	Volume	High	Low	Volume	High	Low
1st	22,434,100	81.56	71.13	16,241,700	76.98	68.87
2nd	24,215,100	94.12	74.05	14,437,500	83.35	70.87
3rd	18,436,300	98.37	78.23	15,108,100	77.51	69.14
4th	13,492,700	99.37	77.58	19,700,500	82.67	71.00

Corporate Directory

Directors	Officers

Frank Stronach	Frank Stronach	Peter Koob	Hubert Hödl
	Chairman of the Board	Executive Vice-President,	Vice-President, Marketing and
Michael D. Harris		Corporate Development	New Business Development
	Donald J. Walker		– Europe
Lady Barbara Thomas Judge	Co-Chief Executive Officer	Marc Neeb
		Executive Vice-President,	Robert D. Merkley
Louis E. Lataif	Siegfried Wolf	Global Human Resources	Vice-President, Internal Audit
Co-Chief Executive Officer
Klaus Mangold		Alon Ossip	Patrick W. D. McCann
	Belinda Stronach	Executive Vice-President	Vice-President and Controller
Donald Resnick	Executive Vice-Chairman
		Jeffrey O. Palmer	Scott E. Paradise
Belinda Stronach	Herbert Demel	Executive Vice-President	Vice-President, Marketing and
	Chief Operating Officer,	and Chief Legal Officer	New Business Development
Franz Vranitzky	Vehicles and Powertrain		– The Americas
James J. Tobin, Sr.
Donald J. Walker	Tom Skudutis	Executive Vice-President,	Thomas A. Schultheiss
	Chief Operating Officer,	Business Development	Vice-President and General
Gregory C. Wilkins	Exteriors and Interiors		Counsel – Europe
Keith J. Stein
Siegfried Wolf	J. Brian Colburn	Senior Vice-President,	Michael G. R. Sinnaeve
	Executive Vice-President	Corporate Affairs	Vice-President, Operational
James D. Wolfensohn			Improvement and Quality
	Peter N. Corcoran	Gerd R. Brusius	– The Americas
Lawrence Worrall	Executive Vice-President	Vice-President, Operational
		Improvement and Quality	Louis Tonelli
Corporate Office	Manfred Eibeck	– Europe	Vice-President,
	Executive Vice-President,		Investor Relations
Magna International Inc.	Magna Europe	Joachim V. Hirsch
337 Magna Drive		Vice-President,	Paul Brock
Aurora, Ontario	Vincent J. Galifi	Special Projects	Treasurer
Canada L4G 7K1	Executive Vice-President
Telephone: (905) 726-2462	and Chief Financial Officer		Bassem A. Shakeel
www.magna.com			Secretary

Transfer Agent and Registrar	Exchange Listings

Computershare Trust Company of Canada	Class A Subordinate Voting Shares
100 University Avenue, 9th Floor	Toronto Stock Exchange	MG.A
Toronto, Ontario M5J 2Y1, Canada Telephone: 1-800-564-6253	The New York Stock Exchange	MGA

Computershare Trust	6.5% Convertible Subordinated Debentures due March 31, 2010
Company N.A.	Toronto Stock Exchange	MG.DB
350 Indiana Street	Class B Shares – Delisted September 21, 2007
Golden, Colorado 80401, USA.	Toronto Stock Exchange	MG.B
Telephone: (303) 262-0600
www.computershare.com

As a “foreign private issuer” listed on The New York Stock Exchange (NYSE), Magna is required to disclose the significant ways in which our corporate governance practices differ from those to be followed by U.S. domestic issuers under the NYSE listing standards. Please see the corporate governance section of our website (www.magna.com) for our Statement of Significant Corporate Governance Differences (NYSE). Additionally, please refer to the Management Information Circular/Proxy Statement for our 2008 Annual Shareholders’ Meeting for a description of our corporate governance practices in comparison to the requirements and guidelines of the Canadian securities administrators.

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072. Shareholders wishing to obtain a copy of Magna’s Notice of Intention to Make a Normal Course Issuer Bid, referred to in Note 18 to the consolidated financial statements contained in this Annual Report may also do so by contacting Magna’s Corporate Secretary.

The 2008 Annual Meeting of Shareholders

The 2008 Annual Meeting of Shareholders will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario Canada
on Thursday, May 1, 2008, commencing at 10:00 a.m. (Toronto time)

2007 Annual Report

Additional copies of this 2007 Annual Report or copies of our quarterly reports may be obtained from: The Secretary, Magna International Inc.,337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

©Magna International Inc. 2008. Magna and the   logo are registered trademarks of Magna International Inc.

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164

Visit our website at: www.magna.com

Printed in Canada